Exhibit 2.01
AGREEMENT AND PLAN OF REORGANIZATION
by and among:
PDF SOLUTIONS, INC.,
a Delaware corporation;
FABBRIX, INC.,
a Delaware corporation;
and
PDF ACQUISITION CORP.,
a Delaware corporation.
May 23, 2007

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AGREEMENT AND PLAN OF REORGANIZATION
     This Agreement and Plan of Reorganization (this “Agreement”) is made and entered into as of May 23, 2007 by and among PDF Solutions, Inc., a Delaware corporation (“Acquiror”), Fabbrix, Inc., a Delaware corporation (“Target”), and PDF Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Acquiror (“Merger Sub”).
RECITALS
     A. The Boards of Directors of Target, Acquiror and Merger Sub believe it is in the best interests of their respective companies and the stockholders of their respective companies that Target and Merger Sub combine into a single company through the merger of Target with and into Merger Sub (the “Merger”) and, in furtherance thereof, have approved the Merger. Pursuant to the Merger, among other things, the outstanding shares of capital stock of Target shall be converted into the right to receive cash and shares of common stock of Acquiror (“Acquiror Common Stock”) as set forth herein.
     B. Target, Acquiror and Merger Sub desire to make certain representations and warranties, covenants and other agreements in connection with the Merger.
     C. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and to cause the Merger together to qualify as a reorganization under the provisions of Section 368 of the Code, although such qualification is not a condition to the closing of the Merger.
AGREEMENT
     NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties, intending to be legally bound hereby agree as follows:
SECTION I. The Merger.
     1.01. The Merger. At the Effective Time (as defined below) and subject to and upon the terms and conditions of this Agreement, the Certificate of Merger attached hereto as Exhibit A (the “Certificate of Merger”) and the applicable provisions of the Delaware General Corporation Law (“Delaware Law”), Target shall be merged with and into Merger Sub, the separate corporate existence of Target shall cease and Merger Sub shall continue as the surviving corporation of the Merger. Merger Sub as the surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation.”
     1.02. Closing; Effective Time. The closing of the Merger (the “Closing”) shall take place as soon as practicable, and in no event later than five (5) business days after the satisfaction or waiver of each of the conditions set forth in SECTION VI below or at such other time as the parties agree (the “Closing Date”). In connection with the Closing, the parties shall cause the Merger to be consummated by filing the Certificate of Merger, together with the required officers’ certificates, with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law (the time of such filing being the “Effective Time”). The Closing shall take place at the offices of Orrick, Herrington & Sutcliffe LLP, 1000 Marsh Road, Menlo Park, California 94025, or at such other location as the parties agree.
     1.03. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of Target and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Target and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
     1.04. Certificate of Incorporation; Bylaws.
          (a) At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation.
          (b) At the Effective Time, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by Delaware Law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.
     1.05. Directors and Officers. At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time, shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.
     1.06. Effect on Capital Stock. By virtue of the Merger and without any action on the part of Merger Sub, Target or any of their respective stockholders, the following shall occur at the Effective Time:
          (a) Conversion of Target Capital Stock. All of the issued and outstanding shares of Common Stock of Target (“Target Common Stock”) and all of the issued and outstanding shares of Preferred Stock of Target (“Target Preferred Stock” and together with the Target Common Stock, “Target Capital Stock”), issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled pursuant to Section 1.06(b) and Dissenting Shares, if any) shall be canceled and extinguished and be converted automatically into the right to receive, upon surrender of the certificate representing such shares of Target Capital Stock in the manner provided in Section 1.07, that portion of the Merger Consideration, without interest, as follows: each such share of

Target Common Stock shall receive (x) an amount of cash equal to the Per Share Initial Cash Consideration, and (y) a number of shares of Acquiror Common Stock equal to the Per Share Initial Stock Consideration, and (z) such amount in cash and such number of shares of Acquiror Common Stock equal to the Earn-Out Consideration to be paid per share, if any, pursuant to Section 1.12 hereof, and each such share of Target Preferred Stock shall receive (xx) an amount of cash equal to the Per Preferred Share Initial Cash Consideration, and (yy) a number of shares of Acquiror Common Stock equal to the Per Preferred Share Initial Stock Consideration, and (zz) such amount in cash and such number of shares of Acquiror Common Stock equal to the Earn-Out Consideration to be paid per share, if any, pursuant to Section 1.12 hereof.
               (i) Definitions.
     As used herein, the following terms shall have the following meanings:
     “Aggregate Preferred Liquidation Amount” shall mean an amount equal to the sum of (i) $499,999.85 and (ii) the product of (X) the Per Preferred Share Liquidation Preference Amount and (Y) the aggregate number of shares of Target Preferred Stock exercisable under the outstanding Target Warrants which are exercised in connection with the Closing of the Merger.
     “Merger Consideration” shall mean the Initial Cash Consideration together with the Initial Stock Consideration and the Earn-Out Consideration.
     “Initial Cash Consideration” shall mean an aggregate of $3,000,000.
     “Initial Stock Consideration” shall mean 300,000 shares of Acquiror Common Stock.
     “Per Common Share Initial Cash Consideration” shall mean the quotient obtained by dividing (x) an amount equal to the Initial Cash Consideration, less 50% of the Aggregate Preferred Liquidation Amount by (y) the Total Target Shares, rounded to the nearest cent.
     “Per Preferred Share Initial Cash Consideration” shall mean the sum of (x) 50% of the Per Preferred Share Liquidation Preference Amount and (y) the Per Common Share Initial Cash Consideration.
     “Per Preferred Share Initial Stock Consideration” shall mean the sum of (x) the number of shares, based upon the Closing Shares Average Price (as defined below) whose value is equal to 50% of the Per Preferred Share Liquidation Preference Amount and (y) the Per Share Initial Stock Consideration.
     “Per Preferred Share Liquidation Preference Amount” shall mean $0.35.
     “Per Share Initial Stock Consideration” shall mean the quotient obtained by dividing (x) the Initial Stock Consideration, less the number of shares, based upon the

Closing Shares Average Price (as defined below) whose value is equal to 50% of the Per Preferred Share Liquidation Preference Amount, by (y) the Total Target Shares.
     “Total Target Shares” shall mean the aggregate number of shares of Target Common Stock plus the maximum aggregate number of shares of Target Common Stock issuable upon full exercise, exchange or conversion of all Target Preferred Stock, Target Options, Target Warrants and any other rights whether vested or unvested convertible into, exercisable for or exchangeable for, shares of Target Capital Stock that are issued and outstanding immediately prior to the Effective Time. Notwithstanding the foregoing, Total Target Shares shall not include any shares of Target Capital Stock issuable upon the exercise of Target Options or Target Warrants that expire or are canceled concurrently with or immediately prior to the Effective Time to the extent not exercised.
     Notwithstanding the foregoing, the Initial Cash Consideration and Initial Stock Consideration payable to each stockholder of Target with respect to the Target Capital Stock shall be reduced (i) by the amount of Target’s fees and expenses in connection with the Merger, (ii) by the amount of Estimated Total Liabilities (as defined below) in excess of $400,000 and (iii) pursuant to the escrow provisions of SECTION VIII, with such reduction split equally between the Initial Cash Consideration and the Initial Stock Consideration (the value of the stock portion of the reduction being calculated using the Closing Shares Average Price, as defined below). The Earn-Out Consideration (as defined below) payable to each stockholder of Target with respect to the Target Capital Stock shall initially be retained by Acquiror and subject to potential forfeiture as set forth in Section 1.12.
     All shares of Target Capital Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Target Capital Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such certificate in accordance with Section 1.07, without interest.
               (ii) Initial Cash Consideration Adjustment. Not less than three (3) business days prior to the Closing Date, Target shall prepare an estimated balance sheet with respect to Target, consistent with Target’s past practices, other than as mutually agreed upon between Target and Acquiror and except as set forth below, as of the Closing Date in substantially the form set forth on Exhibit B (the “Estimated Balance Sheet”). Within sixty (60) calendar days following the Closing Date, Acquiror shall prepare and deliver to the Surviving Corporation and the Stockholder Representative a balance sheet with respect to Target as of the Closing Date (the “Closing Balance Sheet”). The Closing Balance Sheet shall represent fairly the business of Target and be prepared on a basis consistent with the accounting principles used to prepare the Estimated Balance Sheet as set forth on Exhibit B. If Target’s Total Liabilities (as defined below) shown on the Closing Balance Sheet, (the “Actual Total Liabilities”) exceed the Total Liabilities amount shown on the Estimated Balance Sheet (the “Estimated Total Liabilities”), and provided such Estimated Total Liabilities exceed $400,000, holders of Target’s Capital Stock shall forfeit to Acquiror, on a pro rata basis and pursuant to the escrow provisions of SECTION VIII, an aggregate amount in cash equal to the amount by which the Actual Total Liabilities exceed Estimated Total Liabilities (the “Initial Consideration Adjustment Amount”). To the extent that the Actual Total Liabilities are less than the Estimated Total Liabilities, and provided such Estimated Total Liabilities exceed $400,000, Acquiror shall pay such additional cash amount to the holders of Target’s Capital Stock, on a pro-rata basis consistent with Section 1.06(a)(i). To the extent that amounts held in the Escrow Fund (as defined below) fall short of the Initial Consideration Adjustment Amount, any such amount of shortfall shall be offset, on a pro-rata basis consistent with Section 1.06(a)(i), against any Earn-Out Consideration pursuant to Section 1.12. As used herein, “Total Liabilities” means total liabilities (including license and lease obligations), net of the amount of Target’s fees and expenses in connection with the Merger and offset by the value of (i) cash and (ii) valid but undeposited checks, each held by Target pursuant to the exercise, contingent upon the Closing, of Target Options by Target’s employees. Notwithstanding the foregoing, a portion of the Initial Consideration Adjustment Amount shall be payable in Acquiror Common Stock (the value of the stock portion of such payment being calculated using the Closing Shares Average Price, as defined below) if an all-cash payment of the Initial Consideration Adjustment Amount would result in the Initial Stock Consideration comprising an amount less than 40% of the combined value of the (X) Initial Cash Consideration and (Y) the Initial Stock Consideration.
               (iii) Dispute Resolution. In the event that the Stockholders’ Representative does not agree with Acquiror’s calculation of the Closing Balance Sheet (a “Disputed Liabilities Amount”), the parties shall work together in good faith to resolve the Disputed Liabilities Amount. However, if the Disputed Liabilities Amount is not able to be resolved between Acquiror and the Stockholders’ Representative within fifteen (15) days, Acquiror and the Stockholders’ Representative will appoint an independent accountant reasonably acceptable to both parties to review the calculation of the Closing Balance Sheet and determine the appropriate amount of Actual Total Liabilities and, in the event that Acquiror and the Stockholders’ Representative are unable to agree on an independent accountant, the issue of selection shall be resolved pursuant to the procedures for dispute resolution contained in the Escrow Agreement (in either case such accountant so selected shall be the “Balance Sheet Accountant”). Each of the Acquiror and the Stockholders’ Representative will submit their position as to the Disputed Liabilities Amount. The Balance Sheet Accountant shall determine the Disputed Liabilities Amount within thirty (30) days after the date of its engagement. Acquiror and the Stockholders’ Representative, as applicable, shall provide to the Balance Sheet Accountant all information requested by the Balance Sheet Accountant that is reasonably required to determine the Disputed Liabilities Amount within three (3) business days after the date of such request by the Balance Sheet Accountant. The costs of the Balance Sheet Accountant shall be borne by either the Acquiror or the recipients of Merger Consideration, who shall individually be responsible for that portion of such costs equal to such recipient’s pro rata portion of the Merger Consideration, with the party whose position with respect to the Disputed Liabilities Amount was further from the position of the Balance Sheet Accountant bearing the cost of the Balance Sheet Accountant. The Stockholders’ Representative shall be responsible for collecting funds from each such recipient to pay such costs. The determination of any Disputed Liabilities Amount made by the Accountant in accordance with this Agreement shall, in the absence of fraud, collusion or any form of corruption, be conclusive, and, except as set forth in Section 1.06(a)(ii) hereof, Acquiror, the Stockholders’ Representative and Balance Sheet Accountant, shall each be free from any and all liability resulting from such determination.
          (b) Cancellation of Target Capital Stock Owned by Acquiror or Target. At the Effective Time, all shares of Target Capital Stock that are owned by Target as treasury stock, each share of Target Capital Stock owned by Acquiror or any direct or indirect wholly owned subsidiary of Acquiror immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof.
          (c) Target Options and Warrants.
               (i) Target Options. At the Effective Time, and without further action on the part of the parties hereto: (A) no outstanding Target Option shall be assumed by Acquiror or the Surviving Corporation; and (B) all outstanding Target Options shall terminate in accordance with the terms of the Target Stock Option Plans.
               (ii) Target Warrants. At the Effective Time, each warrant to purchase shares of Target Capital Stock (a “Target Warrant”), if any, not otherwise terminated immediately prior to the Effective Time pursuant to the terms of such Target Warrant will by virtue of the Merger, and without any further action on the part of any holder thereof, be terminated.
          (d) Capital Stock of Merger Sub. At the Effective Time, each share of Common Stock of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.
          (e) Adjustments. All share numbers herein shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Acquiror Common Stock or Target Capital Stock), reorganization, recapitalization or other like change with respect to Acquiror Common Stock or Target Capital Stock, as appropriate, occurring after the date of this Agreement and prior to the Effective Time.
          (f) Dissenting Shares. Any shares of Target Capital Stock held by a holder who has not effectively withdrawn or lost such holder’s appraisal, dissenters’ or similar rights for such shares under Section 262 of the Delaware General Corporation Law and Sections 1300 et. seq. of the California General Corporation Law, as applicable (“Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to applicable law. Target agrees that, except with the prior written consent of Acquiror, or as required under applicable law, it will not voluntarily make any payment with respect to, or settle or offer to settle, any such purchase demand. Each holder of Dissenting Shares who, pursuant to the provisions of applicable law, becomes entitled to payment of the fair value for shares of Target Capital Stock shall receive payment therefor (but only after such value shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, Acquiror shall issue and deliver, upon surrender by such holder of a certificate or certificates representing shares of Target Capital Stock, the Merger Consideration to which such holder would otherwise be entitled under this Section 1.06.
          (g) Fractional Shares. No fraction of a share of Acquiror Common Stock will be issued, but in lieu thereof each holder of shares of Target Capital Stock who would otherwise be entitled to a fraction of a share of Acquiror Common Stock (after aggregating all fractional shares of Acquiror Common Stock to be received by such holder) shall receive from Acquiror an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the Closing Shares Average Price. The “Closing Shares Average Price” shall mean the average closing price per share, rounded to the fourth decimal place, of Acquiror’s Common Stock as reported on the Nasdaq Global Market for the ten (10) trading days ending on the third trading day prior to the Closing Date.
     1.07. Surrender of Certificates.
          (a) Exchange Procedures. As soon as commercially practicable but in any event within two (2) business days after the Effective Time, Acquiror shall cause to be mailed to each holder of record of a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented shares of Target Capital Stock, whose shares are to be converted into the right to receive the Merger Consideration pursuant to Section 1.06, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt of the Certificates by the Acquiror, and shall be in such form and have such other provisions as Acquiror may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Acquiror or to such other agent or agents as may be appointed by Acquiror, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration less the Earn-Out Consideration and the cash and stock to be deposited in the Escrow Fund on such holder’s behalf pursuant to SECTION VIII below, and the Certificate so surrendered shall forthwith be cancelled. Until so surrendered, each Certificate will be deemed from and after the Effective Time, for all corporate purposes, to evidence the right to receive the Merger Consideration.
          (b) Dissenting Shares. The provisions of this Section 1.07 shall also apply to Dissenting Shares that lose their status as such, except that the obligations of Acquiror under this Section 1.07 shall commence on the date of loss of such status and the holder of such shares shall be entitled to receive in exchange for such shares the Merger Consideration to which such holder is entitled pursuant to Section 1.06, less the Earn-Out Consideration and the cash and stock to be deposited in the Escrow Fund on such holder’s behalf pursuant to SECTION VIII.
          (c) Distributions With Respect to Unexchanged Shares. No dividends or other distributions with respect to Acquiror Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of Acquiror Common Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Acquiror Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time payable (but for the provisions of this Section 1.07(c)) with respect to such shares of Acquiror Common Stock.
          (d) Transfers of Ownership. If any certificate for shares of Acquiror Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of such issuance that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Acquiror or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Acquiror Common Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the reasonable satisfaction of Acquiror or any agent designated by it that such tax has been paid or is not payable.
     1.08. No Further Ownership Rights in Target Capital Stock. The Merger Consideration shall be deemed to have been paid in full satisfaction of all rights pertaining to shares of Target Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Target Capital Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this SECTION I.
     1.09. Taking of Necessary Action; Further Action. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Target and Merger Sub, the officers and directors of Target and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.
     1.10. Withholding. Each of the Acquiror and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Target Capital

Stock such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign tax law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.
     1.11. Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Acquiror shall issue and pay in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such Merger Consideration as may be required pursuant to Section 1.06; provided, however, that Acquiror may, in its discretion and as a condition precedent to such issuance and payment, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as Acquiror may reasonably direct as indemnity against any claim that may be made against Acquiror or the Surviving Corporation with respect to the Certificates alleged to have been lost, stolen or destroyed.
     1.12. Earn-Out Consideration.
          (a) Earn-Out Consideration. In addition to the Initial Consideration set forth in Section 1.06, Acquiror shall, if earned in accordance with the following terms, pay and deliver to the holders of Target Capital Stock as of the Effective Time, additional consideration as set forth in this Section 1.12 (the “Earn-Out Consideration”).
          (b) Calculation of Earn-Out Consideration. As used herein, Earn-Out Consideration shall be derived as follows:
               (i) If Qualifying Revenue (as defined below) is less than $2,000,000, then the Earn-Out Consideration shall be equal to $0.00.
               (ii) If Qualifying Revenue is greater than $2,000,000, but less than $6,000,000, then the Earn-Out Consideration shall be an amount equal to the product of (A) 1.5 and (B) the amount by which Qualifying Revenue exceeds $2,000,000.
               (iii) If Qualifying Revenue is greater than or equal to $6,000,000, but less than $10,000,000, then the Earn-Out Consideration shall be an amount equal to the sum of (A) $6,000,000 and (B) the product of (x) 2 and (y) the amount by which Qualifying Revenue exceeds $6,000,000.
               (iv) If Qualifying Revenue is greater than or equal to $10,000,000, then the Earn-Out Consideration shall be equal to $14,000,000.
               (v) Earn-Out Consideration pursuant to subsections (ii), (iii) and (iv) immediately above shall consist of a combination of (A) fifty percent (50%) of such amount as a cash payment and (B) fifty percent (50%) of such amount as shares of Acquiror’s Common Stock (as calculated below, and such consideration payable pursuant to subsection (B) hereof, the “Earn-Out Stock Consideration Amount”). The aggregate number of shares of Acquiror Common Stock to be issued to the holders of Target Capital Stock pursuant to this Section 1.12(a) shall be equal to the quotient (rounded to the nearest whole number) resulting by dividing (X) the Earn-Out Stock Consideration Amount by (Y) the Closing Shares Average Price.
               (vi) Notwithstanding the foregoing, (X) the Earn-Out Consideration shall not exceed $14,000,000, and (Y) in the event the aggregate deemed value of the shares of Acquiror’s Common Stock calculated as of the date of delivery for each share of Acquiror’s Common Stock (the “Prior Value of Delivered Acquiror Common Stock”) and including those shares of Acquiror’s Common Stock that are deliverable under clause (v) on any particular date when a distribution of Acquiror Common Stock is to be made is less than forty percent (40%) of the aggregate deemed value of the Earn-Out Consideration deliverable on such date (as determined pursuant to this clause (vi)), then additional shares of Acquiror Common Stock shall be delivered and a correspondingly reduced amount of cash shall be delivered so that the Acquiror Common Stock constitutes forty percent (40%) of the aggregate Prior Value of Delivered Acquiror Common Stock value delivered. For this purpose, the deemed value of the Acquiror Common Stock on a delivery date shall be (A) the number of shares of such Acquiror Common Stock, multiplied by (B) the average closing price per share, rounded to the fourth decimal place, of Acquiror’s Common Stock as reported on the Nasdaq Global Market for the three (3) trading days ending on the trading day immediately prior to the delivery date.
          (c) Qualifying Revenue.
               (i) Definition. As used herein, “Qualifying Revenue” shall mean revenues recognized by Acquiror or Surviving Corporation with respect to license fees, fixed fee arrangements, or royalty payments during the forty-eight (48) month period following the Closing, with respect to contracts, purchase orders, licenses or other written agreements, which are documented in accordance with the Acquiror’s forms of agreement, entered into by the Surviving Corporation or Acquiror (making use of the Intellectual Property (as defined herein) of Target) during the twelve (12) month period following the Closing (the “Earn-Out Period”).
               (ii) Bundled Revenue. Notwithstanding the foregoing, if the Qualifying Revenue cannot be easily distinguished from the revenues recognized from other products and services of the Acquiror, Qualifying Revenue will be determined in accordance with the following procedures, subject to the judgment of Acquiror’s management and mutual agreement by authorized parties representing the Target and the Acquiror:
                    (A) If an assigned value can be mutually agreed upon for Target’s products and services, then those values will be used for the purposes of calculating Qualifying Revenue hereunder;
                    (B) If an estimated average selling price is mutually agreed for all products and services within the product offering containing both products of the Target and the Acquiror, then revenues will be apportioned separately on a pro-rata basis;

                    (C) If all elements attributable to the Acquiror within the offering containing both products of the Target and the Acquiror can be assigned an estimated average selling price, then the Qualifying Revenue will be the remainder of the revenues applied separately to the fixed fees and royalties.
                    (D) Best efforts will be made to come to such mutual agreement prior to accepting an order for products and/or services. In the event that the Target and Acquiror cannot come to mutual agreement within 90 days of the first anniversary of the Closing Date, then Target and Acquiror shall resolve such dispute in accordance with the procedures set forth in Section 1.12(e).
          (d) Payment Dates. The Earn-Out Consideration will be payable to each holder of Target Capital Stock, as of the Effective Time, on a pro rata basis consistent with Section 1.12(b)(v) and (vi) and upon the later of revenue recognition or payment receipts of the Qualifying Revenue pursuant to the methodology in Section 1.12(c), but in no event shall the Earn-Out Consideration be payable with respect to revenue recognized or payments received more than forty-eight (48) months following the Effective Time. The Earn-Out Consideration shall be calculated as of the end of each applicable calendar quarter following the Closing Date, and shall be payable (X) as of the end of each applicable calendar quarter following the Closing Date with respect to the cash portion of the Earn-Out Consideration and (Y) as of the end of each applicable calendar year following the Closing Date with respect to the Earn-Out Stock Consideration Amount; and any amounts of Earn-Out Consideration that are then accrued but unpaid as of such year end or quarter end, as applicable, shall be paid within 30 days thereafter.
          (e) Dispute Resolution. As soon as practicable following the calculation of the quarterly Earn-Out Consideration, Acquiror shall deliver to the Stockholders’ Representative (as defined below), a report summarizing in reasonable detail the Qualifying Revenue for the period and setting forth the Earn-Out Consideration earned, if any. Acquiror shall provide the Stockholders’ Representative and any consultants or advisors of the Stockholders’ Representative who are assisting the Stockholders’ Representative, with access to the records of Acquiror and the Surviving Corporation for the purpose analyzing the Acquiror’s calculation of the Earn-Out Consideration. The Stockholders’ Representative shall confirm to Acquiror in writing within ten (10) days of receiving the report, its agreement or disagreement with the report. If the Stockholders’ Representative agrees with Acquiror’s calculation, within ten (10) days of such confirmation, Acquiror shall make a distribution of such Earn-Out Consideration to the former holders of Target Capital Stock on a pro-rata basis, consistent with Section 1.06 above. In the event that the Stockholders’ Representative does not agree with Acquiror’s calculation (a “Disputed Amount”), the parties shall work together in good faith to resolve the Disputed Amount. However, if the Disputed Amount is not able to be resolved between Acquiror and the Stockholders’ Representative within fifteen (15) days, Acquiror and the Stockholders’ Representative will appoint an independent accountant reasonably acceptable to both parties to review the calculation of Earn-Out Consideration and determine the appropriate amount of Qualifying Revenue and, in the event that Acquiror and the Stockholders’ Representative are unable to agree on an independent accountant, the issue of selection shall be resolved pursuant to the procedures for dispute resolution contained in the Escrow Agreement (in either case such accountant so selected shall be the “Accountant”). The Accountant shall determine the Disputed Amount within thirty (30) days after the date of its engagement. Acquiror and the Stockholders’ Representative, as applicable, shall provide to the Accountant all information requested by the Accountant that is reasonably required to determine the Disputed Amount within three (3) business days after the date of such request by the Accountant. The costs of the Accountant shall be borne by either the Acquiror or the recipients of Earn-Out Consideration, who shall individually be responsible for that portion of such costs equal to such recipient’s pro rata portion of the total Earn-Out Consideration earned, with the party whose position with respect to the Disputed Amount was further from the position of the Accountant bearing the cost of the Accountant. The Stockholders’ Representative shall be responsible for collecting funds from each such recipient to pay such costs. The determination of any Disputed Amount made by the Accountant in accordance with this Agreement shall, in the absence of fraud, collusion or any form of corruption, be conclusive, and Acquiror, the Stockholders’ Representative and Accountant, shall each be free from any and all liability resulting from such determination. Within ten (10) days of such determination of the Disputed Amount made by the Accountant in accordance with the foregoing provisions, Acquiror shall make a distribution of such Earn-Out Consideration to the former holders of Target Capital Stock as described below.
          (f) Allocation of Earn-Out Consideration. Subject to the terms and conditions of Section 1.07 hereof, the Acquiror shall then distribute promptly to each former holder of Target Capital Stock an amount of the aggregate Earn-Out Consideration proportional to the amount of the Merger Consideration that such person became entitled to receive at the Closing pursuant to Section 1.06(a)(i) hereof.
          (g) Registration of Shares. The shares of Acquiror Common stock that comprise the Earn-Out Consideration shall be covered by the Registration Statement as set forth in Section 5.14.
     1.13. Tax Consequences. The Merger is intended to qualify as a “reorganization” as described in Section 368 of the Code, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of the regulations promulgated under Section 368 of the Code and neither the Acquiror, the Surviving Corporation, nor any other party to this Agreement shall take a position on any Returns (as defined below) or other statement or report to any government or taxing authority inconsistent with such intention unless required to do so by applicable tax law; provided, however, that notwithstanding anything to the contrary herein, (i) such tax treatment shall not be a condition to either party’s obligation to close the transactions contemplated herein; (ii) each party is relying solely on its own tax advisors in connection with this Agreement and the Merger contemplated hereby; and (iii) neither Acquiror nor Merger Sub makes any representation or warranty with respect to any tax consequences of the Merger to Target or the Target Shareholders under this Agreement, nor does Target make any representation or warranty with respect to any tax consequences of the Merger to Acquiror or the Surviving Corporation.

SECTION II. Representations and Warranties of Target.
     In this Agreement, any reference to a “Material Adverse Effect” with respect to any entity or group of entities means any event, change or effect that is materially adverse to the condition (financial or otherwise), properties, assets, liabilities, business, operations or results of operations of such entity and its subsidiaries, taken as a whole, or will prevent or materially delay consummation of the Merger or otherwise will prevent such entity and its subsidiaries from performing their obligations under this Agreement; provided, however, that notwithstanding the foregoing, the term Material Adverse Effect shall not include any event, change or effect resulting from, arising out of or related to (x) changes generally affecting any industry in which the Target participates or from generally prevailing conditions in the United States or global economies, provided, that such conditions do not have a materially disproportionate effect or impact on Target, (y) the loss, diminution or disruption of any current or perspective customer, distributor, supplier or employee arising from, or reasonably attributable to, the announcement or pendency of the Merger, and (z) any adverse event, change or effect resulting from Target’s compliance with the terms of this Agreement, actions taken at the request or with the consent of Acquiror or from the actions of Acquiror.
     In this Agreement, any reference to a party’s “knowledge” means such party’s actual knowledge of such party’s officers and directors.
     Except as disclosed in a document dated as of the date of this Agreement and delivered by Target to Acquiror prior to the execution and delivery of this Agreement (the “Target Disclosure Schedule”), the Target hereby represents and warrants to Acquiror and Merger Sub as follows:
     2.01. Organization; Subsidiaries. Target is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Target has the requisite corporate power and authority and all necessary government approvals to own, lease and operate its properties and to carry on its business as now being conducted and as proposed to be conducted, except where the failure to have such power, authority and governmental approvals would not, individually or in the aggregate, have a Material Adverse Effect on Target. Target is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a Material Adverse Effect on Target. Except as set forth in Section 2.01 of the Target Disclosure Schedule, Target does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, limited liability company, joint venture or other business association or entity.
     2.02. Certificate of Incorporation and Bylaws. Target has delivered a true and correct copy of its Certificate of Incorporation and Bylaws, each as amended to date,

to Acquiror. Target is not in violation of any of the provisions of its Certificate of Incorporation or Bylaws.
     2.03. Capital Structure.
          (a) As of the date hereof, the authorized capital stock of Target consists of 15,000,000 shares of Common Stock, of which 2,000,000 shares are issued and outstanding, and 2,000,000 shares of Preferred Stock, of which 2,000,000 shares have been designated Series A Preferred, of which 1,428,571 shares are issued and outstanding. The Target Preferred Stock is convertible on the basis of one share of Target Preferred Stock for each share of Target Common Stock. As of the date hereof, the capitalization of Target is as set forth in Section 2.03(a) of the Target Disclosure Schedule. The Target Capital Stock is held by the persons and in the amounts set forth in Section 2.03(a) of the Target Disclosure Schedule, which further sets forth for each such person the number of shares held, class and/or series of such shares and the number of the applicable stock certificates representing such shares. All outstanding shares of Target Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, Target’s Certificate of Incorporation or Bylaws, or any agreement to which Target is a party or by which it is bound. All outstanding shares of Target Common Stock, Target Preferred Stock, Target Options and Target Warrants have been issued or repurchased (in the case of shares that were outstanding and repurchased by Target or any stockholder of Target) in compliance with all applicable federal, state, foreign, or local statutes, laws, rules, or regulations, including federal and state securities laws, and were issued, transferred and repurchased (in the case of shares that were outstanding and repurchased by Target or any stockholder of Target) in accordance with any right of first refusal or similar right or limitation known to Target, including those in Target’s Certificate of Incorporation or Bylaws. There are no outstanding shares of Target Capital Stock that constitute unvested restricted stock or that are otherwise subject to a repurchase or redemption right. There are no declared or accrued but unpaid dividends with respect to any shares of Target Capital Stock. Target has no other capital stock authorized, issued or outstanding.
          (b) Except for Target’s 2006 Stock Incentive Plan (the “Target Stock Plans”) Target has never adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for equity compensation to any person. As of the date hereof, Target has reserved 8,000,000 shares of Target Common Stock for issuance to employees and directors of, and consultants to, Target upon the issuance of stock or the exercise of options granted under the Target Stock Plans, of which (i) 2,270,000 shares are issuable, as of the date hereof, upon the exercise of outstanding, unexercised options granted under the Target Stock Plans, of which 1,445,625 shares remain unvested as of the date hereof, (ii) no shares have been issued upon the exercise of options granted under the Target Stock Plans and remain outstanding as of the date hereof, (iii) no shares have been issued in the form of restricted stock granted under the Target Stock Plans, and (iv) 5,737,500 shares remain available for future grant. Section 2.03(b) of the Target Disclosure Schedule sets forth as of the date hereof for each outstanding Target Option and Target Warrant, the name of the holder of such option or warrant, the number of shares of Target Common Stock issuable upon the exercise of such option or warrant, the exercise price of such option or warrant, the date of grant of such option or warrant, the vesting schedule for such option or warrant, including the extent vested to date and whether the vesting of such option or warrant is subject to acceleration as a result of the transactions contemplated by this Agreement or any other events (including a complete description of any such acceleration provisions), whether such option is a nonstatutory option or intended to qualify as an incentive stock option as defined in Section 422 of the Code and whether such option is considered deferred compensation under Section 409A of the Code. True and complete copies of all agreements and instruments relating to or issued under the Target Stock Plans have been provided to Acquiror and such agreements and instruments have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement such agreements or instruments from the forms thereof provided to Acquiror.
          (c) As of the date hereof, no shares of Target Common Stock are issuable upon the exercise of outstanding Target Options that have not been issued under the Target Stock Plans. As of the date hereof, an aggregate of 293,044 shares of Target Preferred Stock are issuable upon the exercise of outstanding Target Warrants. Except for the Target Options and Target Warrants, there are no options, warrants, calls, rights, convertible securities, commitments or agreements of any character, written or oral, to which Target is a party or by which Target is bound obligating Target to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of Target or obligating Target to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to Target. Except as contemplated hereby, there are no voting trusts, proxies, or other agreements or understandings with respect to the voting stock of Target. There are no agreements to which Target is a party relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights) of any Target Capital Stock. As a result of the Merger, Acquiror will be the sole record and beneficial holder of all issued and outstanding Target Capital Stock and all rights to acquire or receive any shares of Target Capital Stock, whether or not such shares of Target Capital Stock are outstanding.
     2.04. Authority. Target has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Target, subject only to the approval of the Merger by Target’s stockholders as contemplated by Section 6.01(a). Target’s Board of Directors has unanimously approved the Merger and this Agreement. This Agreement has been duly executed and delivered by Target and assuming due authorization, execution and delivery by Acquiror and Merger Sub, constitutes the valid and binding obligation of Target enforceable against Target in accordance with its terms.
     2.05. No Conflicts; Required Filings and Consents.

          (a) The execution and delivery of this Agreement by Target does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under (i) any provision of the Certificate of Incorporation or Bylaws of Target, as amended, or (ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Target or any Subsidiary or any of their properties or assets.
          (b) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality (“Governmental Entity”) is required by or with respect to Target or any Subsidiary in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger, together with the required officers’ certificates, as provided in Section 1.02, (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act of 1933, as amended (the “Securities Act”), applicable state securities laws and the securities laws of any foreign country; (iii) such filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”), and (iv) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Target and would not prevent, or materially alter or delay any of the transactions contemplated by this Agreement.
     2.06. Financial Statements. Section 2.06 of the Target Disclosure Schedule includes a true, correct and complete copy of Target’s unaudited financial statements (balance sheet, statement of operations and statement of cash flows) on a consolidated basis as at, and for the year ended December 31, 2006 and for the quarter ended March 31, 2007 (collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated and with each other, except that the Financial Statements may not contain (i) stock-based compensation expense for grants of equity awards or (ii) all footnotes and notes required by generally accepted accounting principles. The Financial Statements accurately set out and describe the financial condition and operating results of Target as of the dates, and for the periods, indicated therein, subject to normal year-end audit adjustments. Target maintains and will continue to maintain a standard system of accounting established and administered in accordance with generally accepted accounting principles, except as set forth above with regard to footnotes, notes and stock-based compensation expense.
     2.07. Absence of Undisclosed Liabilities. Neither Target nor any Subsidiary has material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the Balance Sheet (the “Target Balance Sheet”) as of March 31, 2007 (the “Target Balance Sheet Date”),

(ii) those incurred in the ordinary course of business subsequent to the date hereof, and (iii) those incurred in connection with the execution of this Agreement.
     2.08. Absence of Certain Changes. Since the Target Balance Sheet Date, other than as set forth in Section 2.08 of the Target Disclosure Schedule or agreed by Acquiror in writing, there has not been, occurred or arisen any:
          (a) transaction by Target except in the ordinary course of business as conducted on that date and consistent with past practices;
          (b) amendments or changes to the Charter or Bylaws of Target;
          (c) capital expenditure or commitment by Target, in any individual amount exceeding $5,000, or in the aggregate, exceeding $25,000;
          (d) destruction of, damage to, or loss of any assets (including, without limitation, intangible assets), business or customer of Target (whether or not covered by insurance) which would constitute a Material Adverse Effect;
          (e) a claim of wrongful discharge or other unlawful labor practice or action;
          (f) change in accounting methods or practices (including any change in depreciation or amortization policies or rates, any change in policies in making or reversing accruals) by Target or any revaluation by Target of any of its or any of assets;
          (g) declaration, setting aside, or payment of a dividend or other distribution in respect to the capital stock of Target, or any direct or indirect redemption, purchase or other acquisition by Target of any of its capital stock, except repurchases of Target Common Stock from terminated Target employees at the original per share purchase price of such shares;
          (h) increase in the salary or other compensation payable or to become payable by Target to any officers, directors, employees or advisors of Target, except in the ordinary course of business consistent with past practice, or the declaration, payment, or commitment or obligation of any kind for the payment by Target of a bonus or other additional salary or compensation to any such person except as otherwise contemplated by this Agreement, or other than as set forth in Section 2.16 below, the establishment of any bonus, insurance, deferred compensation, pension, retirement, profit sharing, stock option (including without limitation, the granting of stock options, stock appreciation rights, performance awards), stock purchase or other employee benefit plan;
          (i) sale, lease, license of other disposition of any of the assets or properties of Target, except in the ordinary course of business and not in excess of $25,000 in the aggregate;
          (j) termination or material amendment of any Material Contract, to which Target is a party or by which it is bound;

          (k) loan by Target to any person or entity, or guaranty by Target of any loan, except for (x) travel or similar advances made to employees in connection with their employment duties in the ordinary course of business, consistent with past practices and (y) trade payables not in excess of $25,000 in the aggregate and in the ordinary course of business, consistent with past practices;
          (l) waiver or release of any right or claim of Target, including any write-off or other compromise of any account receivable of Target, in excess of $25,000 in the aggregate;
          (m) the commencement or notice or threat of commencement of any lawsuit or proceeding against or, to the Target’s officers’ or directors’ knowledge, investigation of Target or its affairs;
          (n) notice of any claim of ownership by a third party of Target’s Intellectual Property (as defined below) or of infringement by Target of any third party’s Intellectual Property rights;
          (o) issuance or sale by Target of any of its shares of capital stock, or securities exchangeable, convertible or exercisable therefor, or of any other of its securities;
          (p) change in pricing or royalties set or charged by Target to its customers or licensees or in pricing or royalties set or charged by persons who have licensed Intellectual Property to Target other than changes to adjust to market conditions or cost of living;
          (q) event or condition of any character that has or could reasonably be expected to have a Material Adverse Effect on Target; or
          (r) agreement by Target, or any officer or employee of either on behalf of Target to do any of the things described in the preceding clauses (a) through (r) (other than negotiations with Acquiror and its representatives regarding the transactions contemplated by this Agreement).
     2.09. Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of Target, threatened (whether orally or in writing) against Target or any of its properties or any of its officers or directors (in their capacities as such) that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Target. There is no judgment, decree or order against Target or, to the knowledge of Target, any of its directors or officers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have a Material Adverse Effect on Target. All litigation to which Target is a party (or, to the knowledge of Target, threatened to become a party) is disclosed in the Target Disclosure Schedule.

     2.10. Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Target which has or could reasonably be expected to have the effect of prohibiting or materially impairing any current business practice of Target, any acquisition of property by Target or the overall conduct of business by Target as currently conducted. Target has not entered into any agreement under which Target is restricted from selling, licensing or otherwise distributing any of its products to any class of customers, in any geographic area, during any period of time or in any segment of the market.
     2.11. Permits; Target Products; Regulation.
          (a) Target is in possession of all government issued franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders necessary for Target, to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Target Authorizations”) and no suspension or cancellation of any Target Authorization is pending or, to the best of Target’s knowledge, threatened, except where the failure to have, or the suspension or cancellation of, any Target Authorization would not have a Material Adverse Effect on Target. Target is not in conflict with, or in default or violation of, (i) any laws applicable to Target or any Subsidiary or by which any property or asset of Target or any Subsidiary is bound or affected, (ii) any Target Authorization, or (iii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Target is a party or by which Target or any property or asset of Target is bound or affected, except for any such conflict, default or violation that would not, individually or in the aggregate, have a Material Adverse Effect on Target.
          (b) Except as would not have a Material Adverse Effect on Target, since the inception of Target there have been no written notices, citations or decisions by any governmental or regulatory body that any product produced, manufactured, marketed or distributed at any time by Target (the “Products”) is defective or fails to meet any applicable standards promulgated by any such governmental or regulatory body. To the best knowledge of Target, Target has complied in all material respects with the laws, regulations, policies, procedures and specifications with respect to the design, manufacture, labeling, testing and inspection of the Products. Except as disclosed in Section 2.11(b) of the Target Disclosure Schedule, since the inception of the Target, there have been no recalls, field notifications or seizures ordered or, to Target’s knowledge, threatened by any such governmental or regulatory body with respect to any of the Products.
          (c) Target has obtained, in all countries where either Target is marketing or has marketed its Products, all applicable licenses, registrations, approvals, clearances and authorizations required by local, state or federal agencies in such countries regulating the safety, effectiveness and market clearance of the Products currently or previously marketed by Target in such countries, except for any such failures as would not, individually or in the aggregate, have a Material Adverse Effect on Target. Target has identified and made available for examination by Acquiror all information relating to regulation of its Products, including licenses, registrations, approvals, permits, device listings, inspections, Target’s recalls and product actions, audits and Target’s ongoing field tests. Target has identified in writing to Acquiror all international locations where regulatory information and documents are kept.
     2.12. Title to Property.
          (a) Target has good and marketable title to all of its respective properties, interests in properties and assets, real and personal, reflected in the Target Balance Sheet or acquired after the Target Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Target Balance Sheet Date in the ordinary course of business), or with respect to leased properties and assets, valid leasehold interests in, free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) the lien of current taxes not yet due and payable, (ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties, and (iii) liens securing debt which is reflected on the Target Balance Sheet. The plants, property and equipment of Target that are used in the operations of its businesses are in good operating condition and repair subject to normal wear and tear. All properties used in the operations of Target are reflected in the Target Balance Sheet to the extent United States generally accepted accounting principles require the same to be reflected. Section 2.12(a) of the Target Disclosure Schedule sets forth a true, correct and complete list of all real property owned or leased by Target and by each Subsidiary, the name of the lessor, the date of the lease and each amendment thereto and the aggregate annual rental and other fees payable under such lease. Such leases are in good standing, are valid and effective in accordance with their respective terms, and there is not under any such leases any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default).
          (b) Section 2.12(b) of the Target Disclosure Schedule also sets forth a true, correct and complete list of all equipment (the “Equipment”) owned or leased by Target, and such Equipment is, taken as a whole, (i) adequate for the conduct of Target’s business, consistent with its past practice, and (ii) in good operating condition (except for ordinary wear and tear).
     2.13. Intellectual Property.
          (a) Target owns, or is licensed or otherwise possesses rights to use all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, copyrights, and any applications for any of the foregoing, maskworks, net lists, schematics, industrial models, inventions, technology, know-how, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material (“Intellectual Property”) that are used or proposed to be used in the business of Target as currently conducted or as proposed to be conducted by Target as set forth in Schedule 2.13(a), except to the extent that the failure to have such rights have not had and could not reasonably be expected to have a Material Adverse Effect on Target.
          (b) Section 2.13(b) of the Target Disclosure Schedule lists (i) all patents and patent applications and all registered trademarks, trade names and service marks, registered and unregistered copyrights, and maskworks, included in the Intellectual Property, including the jurisdictions in which each such Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed (“Target Owned Intellectual Property”), (ii) all licenses, sublicenses and other agreements as to which Target is a party and pursuant to which any person is authorized to use any Target Owned Intellectual Property, and (iii) all licenses, sublicenses and other agreements as to which Target is a party and pursuant to which Target is authorized to use any third party patents, trademarks or copyrights, including software (“Third Party Intellectual Property Rights”) which are used in the manufacture or development of, are incorporated in, are, or form a part of any Target product that is material to its business. To its knowledge, Target is not in violation, in any material respect, of any license, sublicense or agreement described in Section 2.13(b) of the Target Disclosure Schedule. Except as set forth on Section 2.13(b) of the Target Disclosure Schedule, the execution and delivery of this Agreement by Target and the consummation of the transactions contemplated hereby, will neither cause Target to be in violation or default under any such license, sublicense or agreement, nor entitle any other party to any such license, sublicense or agreement to terminate or modify such license, sublicense or agreement. Except as set forth in Section 2.13(b) of the Target Disclosure Schedule, Target is the sole and exclusive owner or a licensee of, with all right, title and interest in and to (free and clear of any liens), the Target Owned Intellectual Property, and has sole and exclusive rights (and is not contractually obligated to pay any compensation to any third party in respect thereof) to the use thereof or the material covered thereby in connection with the services or products in respect of which Target Owned Intellectual Property is being used. Target has paid all maintenance fees, taxes and/or annuities for all issued patents and all pending patent applications. Except as set forth in Section 2.13(b) of the Target Disclosure Schedule, there have been no settlement agreements, consent decrees or judgments relating to the Intellectual Property.
          (c) There has been no nor is there any material unauthorized use, disclosure, infringement or misappropriation of any Target Owned Intellectual Property by any third party, including any employee or former employee of Target. Target has not entered into any agreement to indemnify any other person against any charge of infringement of any Target Owned Intellectual Property, other than indemnification provisions contained in purchase orders or similar documents arising in the ordinary course of business.
          (d) Target is not or will not be as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement relating to the Target Owned Intellectual Property or Third Party Intellectual Property Rights, the breach of which would have a Material Adverse Effect on Target.

          (e) All patents, registered trademarks, service marks and copyrights comprising the Target Owned Intellectual Property are existing and Target has not received an assertion or claim (or to the knowledge of Target, there is no basis therefor) challenging the validity of any Target Owned Intellectual Property. Target has not been sued in any suit, action or proceeding which challenges the validity of or involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party or which involved any unfair competition or similar claim. To the knowledge of Target, neither the conduct of the business of Target as currently conducted nor the manufacture, sale, licensing or use of any of the products of Target as now manufactured, sold or licensed or used, nor the use in any way of the Target Owned Intellectual Property in the manufacture, use, sale or licensing by Target of any products currently existing, infringes on or conflicts with, in any way, any license, trademark, trademark right, trade name, trade name right, patent, patent right, industrial model, invention, service mark, trade secret, copyright or other intellectual property right of any third party that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Target. All registered trademarks, service marks and copyrights held by Target are existing. Target has not received any notice that any third party is challenging or intends to challenge the ownership by Target, or the validity or effectiveness of, any of the Target Owned Intellectual Property. Target has not brought any action, suit or proceeding for infringement of Intellectual Property or breach of any license or agreement involving Target Owned Intellectual Property against any third party. To Target’s knowledge, no third party infringes or has taken any action to impair Target’s rights in the Target Owned Intellectual Property, including without limitation, through the filing of publicly available patents applications that could impair Target’s ability to practice its current business. There are no pending, or to Target’s knowledge, threatened interference, re-examinations, oppositions or nullities involving any patents, patent rights or applications therefor of Target, except such as may have been commenced by Target. Target has not received notice of, and to its knowledge there has not been, any material breach or violation of or threatened or actual loss of rights under any license agreement to which Target is a party.
          (f) Target has secured written assignments from all consultants and employees who contributed to the creation or development of Target Owned Intellectual Property of all the rights to such contributions that Target does not already own by operation of law.
          (g) Target has taken all reasonable and appropriate steps to protect and preserve the confidentiality of all Target Owned Intellectual Property comprised of trade secrets and not otherwise protected by patents, patent applications, copyright and whose value would be impeded by public disclosure (“Confidential Information”). Target has a policy requiring each employee, consultant and independent contractor to execute proprietary information and confidentiality agreements substantially in Target’s standard forms and all current and former employees, consultant and independent contractors of Target have executed such an agreement. All use, disclosure or appropriation of Confidential Information owned by Target by or to a third party has been pursuant to the terms of a written agreement or legally acknowledged relationship of confidence between Target and such third party. All use, disclosure or appropriation of Confidential

Information not owned by Target has been pursuant to the terms of a written agreement or legally acknowledged relationship of confidence between Target and the owner of such Confidential Information, or is otherwise lawful.
          (h) Without limiting the generality of the foregoing, to the knowledge of Target, none of Target’s Intellectual Property or the development thereof was paid for with (i) DARPA funding or (ii) MARCO funding through the C2S2 Center at Carnegie Mellon University and none of the MARCO member companies or the sponsors, donors or contributors with respect to such Center otherwise has any rights or claims of ownership to any of the Target Owned Intellectual Property.
     2.14. Environmental Matters.
          (a) The following terms shall be defined as follows:
               (i) “Environmental and Safety Laws” shall mean any federal, state or local laws, ordinances, codes, regulations, rules, policies and orders, as each may be amended from time to time, that are intended to assure the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants; which regulate the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Materials or materials containing Hazardous Materials; or which are intended to assure the protection, safety and good health of employees, workers or other persons, including the public.
               (ii) “Hazardous Materials” shall mean any toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance or material, including without limitation, those substances, materials and wastes defined in or regulated under any Environmental and Safety Laws; petroleum and petroleum products including crude oil and any fractions thereof; natural gas, synthetic gas, and any mixtures thereof; radon; asbestos; and any other pollutant or contaminant.
               (iii) “Property” shall mean all real property leased or owned by Target either currently or in the past.
               (iv) “Facilities” shall mean all buildings and improvements on the Property of Target.
          (b) Target represents and warrants as follows: (i) to Target’s knowledge, no methylene chloride or asbestos is contained in or has been used at or released from the Facilities; (ii) all Hazardous Materials and wastes used by Target have been disposed of in accordance with all Environmental and Safety Laws; (iii) Target has received no notice (verbal or written) of any noncompliance of the Facilities or of its past or present operations with Environmental and Safety Laws; (iv) no notices, administrative actions or suits are pending or threatened relating to Hazardous Materials or a violation of any Environmental and Safety Laws; (v) to Target’s knowledge, Target is not a potentially responsible party under the federal Comprehensive Environmental

Response, Compensation and Liability Act (“CERCLA”), or any state analog statute, arising out of events occurring prior to the Closing Date; (vi) to Target’s knowledge, there has not been in the past, and are not now, any contamination, disposal, spilling, dumping, incineration, discharge, storage, treatment or handling of Hazardous Materials on, under or migrating to or from the Facilities or Property (including without limitation, soils and surface and ground waters); (vii) to Target’s knowledge, there have not been in the past, and are not now, any underground tanks or underground improvements at, on or under the Property including without limitation, treatment or storage tanks, sumps, or water, gas or oil wells; (viii) to Target’s knowledge, there are no polychlorinated biphenyls (“PCBs”) deposited, stored, disposed of or located on the Property or Facilities or any equipment on the Property containing PCBs at levels in excess of 50 parts per million; (ix) to Target’s knowledge, there is no formaldehyde on the Property or in the Facilities, nor any insulating material containing urea formaldehyde in the Facilities; (x) Target’s uses and activities in the Facilities have at all times complied with all Environmental and Safety Laws; (xi) Target has all the permits and licenses required to be issued and are in full compliance with the terms and conditions of those permits; and (xii) Target is not liable for any off-site contamination under any Environmental and Safety Laws.
     2.15. Taxes.
          (a) For purposes of this Section 2.15 and other provisions of this Agreement relating to Taxes, the following definitions shall apply:
               (i) The term “Taxes” shall mean all taxes, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, (A) imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including but not limited to, federal, state and foreign income taxes), payroll and employee withholding taxes, unemployment insurance contributions, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, withholding taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation, Pension Benefit Guaranty Corporation premiums and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which are required to be paid, withheld or collected, (B) any liability for the payment of amounts referred to in (A) as a result of being a member of any affiliated, consolidated, combined or unitary group, or (C) any liability for amounts referred to in (A) or (B) as a result of any obligations to indemnify another person or as a result of being a successor in interest or transferee of another person..
               (ii) The term “Returns” shall mean all reports, estimates, declarations of estimated tax, information statements and returns required to be filed in connection with any Taxes, including information returns with respect to backup withholding and other payments to third parties.

          (b) All Returns required to be filed by or on behalf of Target have been duly filed on a timely basis and such Returns were, when filed, true, complete and correct. All Taxes shown to be payable on such Returns or on subsequent assessments with respect thereto, and all payments of estimated Taxes required to be made by or on behalf of Target under Section 6655 of the Code or comparable provisions of state, local or foreign law, have been paid in full on a timely basis, and no other Taxes are payable by Target with respect to items or periods covered by such Returns (whether or not shown on such Returns). Target has withheld and paid over all Taxes required to have been withheld and paid over, and complied with all information reporting and backup withholding in connection with amounts paid or owing to any employee, creditor, independent contractor, or other third party. Target has received, from each employee who holds stock that is subject to a substantial risk of forfeiture as of the date hereof, a copy of the election(s) made under Section 83(b) of the Code with respect to all such shares. There are no liens on any of the assets of Target with respect to Taxes, other than liens for Taxes not yet due and payable. Target has not been at any time a member of an affiliated group of corporations filing consolidated, combined or unitary income or franchise tax returns other than as members of a group of which Target is the ultimate parent for a period for which the statute of limitations for any Tax potentially applicable as a result of such membership has not expired.
          (c) The amount of Target’s liabilities for unpaid Taxes for all periods through the date of the Target Balance Sheet do not, in the aggregate, exceed the amount of the liability accruals for Taxes reflected on the Target Balance Sheet, and the Target Balance Sheet properly accrues in accordance with generally accepted accounting principles (“GAAP”) all liabilities for Taxes of Target payable after the date of the Financial Statements attributable to transactions and events occurring prior to such date. No liability for Taxes of Target has been incurred or material amount of taxable income has been realized (or prior to and including the Effective Time will be incurred or realized) after the date of the Target Balance Sheet other than in the ordinary course of business.
          (d) Acquiror has been furnished by Target true and complete copies of (i) all income tax audit reports, statements of deficiencies, closing or other agreements received by or on behalf of Target relating to Taxes, and (ii) all federal, state and foreign income or franchise tax returns and state sales and use tax Returns for or including Target for all periods since Target’s inception.
          (e) No audit of the Returns of or including Target by a government or taxing authority is in process, threatened or, to Target’s knowledge, pending (either in writing or orally, formally or informally). No deficiencies exist or have been asserted in writing with respect to Taxes of Target, and Target has not received written notice that it has not filed a Return or paid Taxes required to be filed or paid. Target is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened in writing against Target or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Target.

          (f) Target is not (nor has it ever been) parties to any tax sharing agreement. Since inception, Target has not been a distributing corporation or a controlled corporation in a transaction described in Section 355(a) of the Code.
          (g) Target is not, nor has it been, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Target has not entered into any compensatory agreements with respect to the performance of services which payment thereunder would result in a nondeductible expense to Target pursuant to Section 280G or 162(m) of the Code or an excise tax to the recipient of such payment pursuant to Section 4999 of the Code. Target has not agreed to, nor is it required to make, other than by reason of the Merger, any adjustment under Code Section 481(a) by reason of, a change in accounting method, and Target will not otherwise have any income reportable (other than as a result of the Merger) for a period ending after the Closing Date attributable to a transaction or other event (e.g., an installment sale) occurring prior to the Closing Date.
     2.16. Employee Benefit Plans.
          (a) Section 2.16 of the Target Disclosure Schedule lists, with respect to Target and any trade or business (whether or not incorporated) which is treated as a single employer with Target (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (ii) each loan to a non-officer employee in excess of $10,000, loans to officers and directors and any stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Code Section 125) or dependent care (Code Section 129), life insurance or accident insurance plans, programs or arrangements, (iii) all contracts and agreements relating to employment that provide for annual compensation in excess of $100,000 and all severance agreements, with any of the directors, officers or employees of Target (other than, in each case, any such contract or agreement that is terminable by Target at will or without penalty or other adverse consequence), (iv) all bonus, pension, profit sharing, savings, deferred compensation or incentive plans, programs or arrangements, (v) other fringe or employee benefit plans, programs or arrangements that apply to senior management of Target and that do not generally apply to all employees, and (vi) any current or former employment or executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of Target or any Subsidiary of greater than $10,000 remain for the benefit of, or relating to, any present or former employee, consultant or director of Target (together, the “Target Employee Plans”).
          (b) Target has furnished to Acquiror a copy of each of the Target Employee Plans and related plan documents (including trust documents, insurance policies or contracts, employee booklets, summary plan descriptions and other authorizing documents, and, to the extent still in its possession, any material employee communications relating thereto) and has, with respect to each Target Employee Plan which is subject to ERISA reporting requirements, provided copies of the Form 5500 reports filed for the last three plan years. Any Target Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service an opinion letter or favorable determination letter as to its initial qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation; may rely on an opinion letter issued to a prototype plan sponsor with respect to a standardized plan adopted by Target in accordance with the requirements for such reliance; or has applied to the Internal Revenue Service for such a determination letter (or has time remaining to apply for such a determination letter) prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination with respect to all periods since the date of adoption of such Target Employee Plan. Target has also furnished Acquiror with the most recent Internal Revenue Service determination letter issued with respect to each such Target Employee Plan, and nothing has occurred since the issuance of each such letter which could reasonably be expected to cause the loss of the tax-qualified status of any Target Employee Plan subject to Code Section 401(a).
          (c) Except as set forth in Section 2.16(c) of the Target Disclosure Schedule, (i) none of the Target Employee Plans promises or provides retiree medical or other retiree welfare or life insurance benefits to any person; (ii) there has been no “prohibited transaction,” as such term is defined in Section 406 of ERISA and Section 4975 of the Code, and not exempt under Section 408 of ERISA or Section 4975 of the Code, with respect to any Target Employee Plan, which could reasonably be expected to have, in the aggregate, a Material Adverse Effect; (iii) each Target Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), except as would not have, in the aggregate, a Material Adverse Effect, and Target and each Subsidiary or ERISA Affiliate have performed in all material respects all obligations required to be performed by them under, are not in any material respect in default under or violation of, and have no knowledge of any material default or violation by any other party to, any of the Target Employee Plans; (iv) neither Target nor any Subsidiary or ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980D of the Code or Title I of ERISA with respect to any of the Target Employee Plans; (v) all material contributions required to be made by Target or any Subsidiary or ERISA Affiliate to any Target Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Target Employee Plan for the current plan years; (vi) with respect to each Target Employee Plan, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 or ERISA has occurred; (vii) no Target Employee Plan is covered by, and neither Target nor any Subsidiary or ERISA Affiliate has incurred or expects to incur any direct or indirect liability under, arising out of or by operation of Title IV of ERISA in connection with the termination of, or an employee’s withdrawal from, any Target Employee Plan or other retirement plan or arrangement, and no fact or event exists that could give rise to any such liability, or under Section 412 of the Code; and (viii) no compensation paid or payable to any employee of Target pursuant to the terms of an existing Target Employee Plans has been, or will be, non-deductible by reason of application of Section 162(m) or 280G of the Code. With respect to each Target Employee Plan subject to ERISA as either an employee pension plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, Target has prepared in good faith and timely filed all requisite governmental reports (which were true and correct as of the date filed) and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Target Employee Plan except to the extent that such failure to report or disclose would not, in the aggregate, have a Material Adverse Effect on Target. No suit, administrative proceeding, action or other litigation has been brought, or to the best knowledge of Target is threatened, against or with respect to any such Target Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor. Neither Target nor any ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as defined in Section 3(37) of ERISA.
          (d) With respect to each Target Employee Plan, Target has complied with (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) and the regulations thereunder or any similar applicable state law, (ii) the applicable requirements of the Health Insurance Portability Amendments Act (“HIPAA”) and the regulations thereunder and (iii) the applicable requirements of the Family Medical Leave Act of 1993 and the regulations thereunder or any similar applicable state law, except to the extent that such failure to comply would not, in the aggregate, have a Material Adverse Effect.
          (e) The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee or other service provider of Target or any other ERISA Affiliate to severance benefits or any other payment (including, without limitation, unemployment compensation, golden parachute or bonus), except as expressly provided in this Agreement, or (ii) accelerate the time of payment or vesting of any such benefits, or increase the amount of compensation due any such employee or service provider.
          (f) There has been no amendment to, written interpretation or announcement (whether or not written) by Target or other ERISA Affiliate relating to, or change in participation or coverage under, any Target Employee Plan which would materially increase the expense of maintaining such Plan above the level of expense incurred with respect to that Plan for the most recent fiscal year included in Target’s financial statements.
          (g) Without limiting the generality of the foregoing, as of the date hereof and as of the Closing, there are no amounts owed to any employees, consultants or other service providers of Target for any reimbursement of medical, dental, vision or other health related expenses (collectively, “Health Expenses”), and each of Target’s employees, consultants and other service providers who are covered by this reimbursement program has informed Target in writing that as of the Closing Date such person has no accrued but unpaid Health Expenses that are required to be reimbursed by Target.
     2.17. Employee Matters. Target is in compliance in all material respects with all currently applicable federal, state, local and foreign laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and is not engaged in any unfair labor practice. There are no pending claims against Target under any workers compensation plan or policy or for long term disability. Target has no material obligations under COBRA or any similar state law with respect to any former employees or qualifying beneficiaries thereunder. There are no controversies pending or, to the knowledge of Target, threatened, between Target and any of its employees or former employees, which controversies have or could reasonably be expected to have a Material Adverse Effect on Target. Target is not a party to any collective bargaining agreement or other labor unions contract nor does Target know of any activities or proceedings of any labor union or other group to organize any such employees. Target has not incurred any liability under, and have complied in all respects with, the Worker Adjustment Retraining Notification Act (the “WARN Act”), and no fact or event exists that could give rise to liability under the WARN Act. Section 2.17 of the Target Disclosure Schedule contains a list of all employees who are currently on a leave of absence (whether paid or unpaid), the reasons therefor, the expected return date, and whether reemployment of such employee is guaranteed by contract or statute, and a list of all employees who have requested a leave of absence to commence at any time after the date of this Agreement, the reason therefor, the expected length of such leave, and whether reemployment of such employee is guaranteed by contract or statute. The employees identified as key employees on a confidential attachment to Section 2.17 of the Target Disclosure Schedule (the “Key Employees”) are the key employees of Target and Target has no knowledge that such Key Employees do not wish to become employees of Acquiror and continue working in the Business following the Closing Date.
     2.18. Material Contracts.
          (a) Subsections (i) through (ix) of Section 2.18(a) of the Target Disclosure Schedule contain a list of the following agreements, (collectively, the “Material Contracts”) set forth in the Target Disclosure Schedule as follows:
               (i) each contract and agreement (other than routine purchase orders and pricing quotes in the ordinary course of business covering a period of less than 1 year) for the purchase of inventory, spare parts, other materials or personal property with any supplier or for the furnishing of services to Target under the terms of which Target: (A) paid or otherwise gave consideration of more than $15,000 in the aggregate during the most recently completed calendar year, (B) is reasonably expected to pay or otherwise give consideration of more than $15,000 in the aggregate during the current calendar year, (C) is reasonably expected to pay or otherwise give consideration of more than $15,000 in the aggregate over the remaining term of such contract, or (D) cannot be cancelled by Target without penalty or further payment of less than $5,000;

               (ii) each customer contract and agreement (other than routine purchase orders, pricing quotes with open acceptance and other tender bids, in each case, entered into in the ordinary course of business and covering a period of less than one year) to which Target is a party which (A) involved consideration of more than $15,000 in the aggregate during the most recently completed calendar year, (B) is reasonably expected to involve consideration of more than $15,000 in the aggregate during the current calendar year, (C) is reasonably expected to involve consideration of more than $15,000 in the aggregate over the remaining term of the contract, or (D) cannot be cancelled by Target without penalty or further payment of less than $5,000;
               (iii) (A) all distributor, manufacturer’s representative, broker, franchise, agency and dealer contracts and agreements to which Target is a party (specifying on a matrix, in the case of distributor agreements, the name of the distributor, product, territory, termination date and exclusivity provisions) and (B) all sales promotion, market research, marketing and advertising contracts and agreements to which Target is a party which: (1) involved consideration of more than $15,000 in the aggregate during the most recently completed calendar year, (2) are likely to involve consideration of more than $15,000 in the aggregate during the current calendar year, or (3) are likely to involve consideration of more than $15,000 in the aggregate over the remaining term of the contract;
               (iv) all management contracts with independent contractors or consultants (or similar arrangements) to which Target is a party;
               (v) all contracts and agreements (excluding routine checking account overdraft agreements involving petty cash amounts) under which Target has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness or under which Target has imposed (or may impose) a security interest or lien on any of their respective assets, whether tangible or intangible, to secure indebtedness;
               (vi) all contracts and agreements that limit the ability of Target or, after the Effective Time, Acquiror or any of its affiliates, to compete in any line of business or with any person or in any geographic area or during any period of time, or to solicit any customer or client;
               (vii) all contracts and agreements between or among Target, on the one hand, and any affiliate of Target, on the other hand;
               (viii) all contracts and agreements to which Target is a party under which it has agreed to supply products to a customer at specified prices, whether directly or through a specific distributor, manufacturer’s representative or dealer; and
               (ix) all other contracts or agreements (A) which are material to Target or the conduct of its businesses, or (B) the absence of which would have a Material Adverse Effect on Target.

          (b) Except as would not, individually or in the aggregate, have a Material Adverse Effect on Target, each Target license and each Material Contract is a legal, valid and binding agreement, and to the knowledge of Target, none of the Target licenses or Material Contracts is in default by its terms or has been cancelled by the other party; Target is not in receipt of any claim of default under any such agreement; and Target has no knowledge of any termination or change to, or receipt of a proposal with respect to, any such agreement as a result of the Merger or otherwise. Target has furnished Acquiror with true and complete copies of all such Material Contracts together with all amendments, waivers or other changes thereto.
     2.19. Interested Party Transactions. Target is not indebted to any director, officer, employee or agent of Target (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and no such person is indebted to Target. To Target’s knowledge, none of Target’s officers or directors, or any members of their immediate families, are, directly or indirectly, indebted to Target (other than in connection with purchases of the Target stock) or have any direct or indirect ownership interest in any firm or corporation with which Target is affiliated or with which Target has a business relationship, or any firm or corporation which competes with Target except that officers, directors and/or stockholders of Target may own stock in (but not exceeding two percent of the outstanding capital stock of) any publicly traded companies that may compete with Target. To Target’s knowledge, Target’s officers or directors and members of their immediate families are not, directly or indirectly, interested in any Material Contract with Target. Target is not a guarantor or indemnitor of any indebtedness of any other person, firm or corporation.
     2.20. Insurance. Target has policies of insurance and bonds of the type and in amounts customarily carried by persons conducting businesses or owning assets similar to those of Target. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and Target is otherwise in compliance with the terms of such policies and bonds. Target has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.
     2.21. Compliance With Laws. Target has complied with, is not in violation of, and has not received any notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as would not reasonably be expected to have a Material Adverse Effect on Target.
     2.22. Minute Books. The minute books of Target provided to Acquiror contain a complete summary of all meetings of directors and stockholders or actions by written consent since the time of incorporation of Target through the date of this Agreement, and reflect all transactions referred to in such minutes accurately in all material respects.

     2.23. Complete Copies of Materials. Target has delivered or made available true and copies of each document which has been requested by Acquiror or its counsel in connection with their legal and accounting review of Target.
     2.24. Brokers’ and Finders’ Fees. Target has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.
     2.25. Vote Required. The affirmative vote of the holders of a majority of the shares of Target capital stock outstanding on the record date set for the Target Stockholders Meeting is the only vote of the holders of any of Target’s capital stock necessary to approve this Agreement and the transactions contemplated hereby.
     2.26. Board Approval. The Board of Directors of Target has unanimously (i) approved this Agreement and the Merger, (ii) determined that the Merger is in the best interests of the stockholders of Target and is on terms that are fair to such stockholders and (iii) recommended that the stockholders of Target approve this Agreement and the Merger.
     2.27. Inventories and Accounts Receivable. As of the date hereof, Target has no inventories or accounts receivable.
     2.28. Customers and Suppliers. As of the date hereof, Target has no customers, and to Target’s knowledge, no supplier intends to cancel or otherwise terminate its relationship with Target or to decrease materially its services or supplies to Target has not knowingly breached, so as to provide a benefit to Target that was not intended by the parties, any agreement with, or engaged in any fraudulent conduct with respect to, any supplier of Target.
     2.29. Third Party Consents. Except for approval of the Company’s stockholders and as set forth in Section 2.29 of the Target Disclosure Schedule, no consent or approval is needed from any third party in order to effect the Merger, this Agreement or any of the transactions contemplated hereby.
     2.30. No Commitments Regarding Future Products. Target has made no sales to customers that are contingent upon providing future enhancements of existing products, to add features not presently available on existing products or to otherwise enhance the performance of its existing products (other than beta or similar arrangements pursuant to which Target’s customers from time to time test or evaluate products). The products Target has delivered to customers substantially comply with published specifications for such products and Target has not received material complaints from customers about its products that remain unresolved. Section 2.30 of the Target Disclosure Schedule accurately sets forth a complete list of products in development.
     2.31. Representations Complete. None of the representations or warranties made by Target herein or in any Schedule hereto, including the Target Disclosure Schedule, or certificate furnished by Target pursuant to this Agreement, when all such documents are read together in their entirety, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.
SECTION III. Representations and Warranties of Acquiror and Merger Sub.
     Except as disclosed in a document dated as of the date of this Agreement and delivered by Acquiror to Target prior to the execution and delivery of this Agreement (the “Acquiror Disclosure Schedule”), Acquiror and Merger Sub hereby jointly and severally represent and warrant to Target as follows:
     3.01. Organization, Standing and Power. Each of Acquiror and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Acquiror and Merger Sub has the corporate power to own its properties and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would, individually or in the aggregate, have a Material Adverse Effect on Acquiror. Acquiror has delivered or made available a true and correct copy of the Charter and Bylaws or other organizational documents, as applicable, of Acquiror and Merger Sub, each as amended to date, to Target or its counsel. Neither Acquiror nor any of its subsidiaries is in violation of any material provisions of its Charter or Bylaws or equivalent organizational documents.
     3.02. Capital Structure. The authorized capital stock of the Acquiror consists of 75,000,000 shares of Acquiror Common Stock, $0.00015 par value, and 5,000,000 shares of Acquiror Preferred Stock, $0.00015 par value, of which 26,889,628 shares of Acquiror Common Stock and no shares of Acquiror Preferred Stock were issued and outstanding as of the close of business on March 31, 2007 All outstanding shares of capital stock of Acquiror have been duly authorized and validly issued, are fully paid and nonassessable. The shares of Acquiror Common Stock to be issued in the Merger have been duly authorized and reserved for issuance and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid, nonassessable and free of any preemptive right created by statute, the Certificate of Incorporation or Bylaws of Acquiror or any agreement to which Acquiror is a party or by which it is bound. The authorized capital stock of Merger Sub consists solely of 1,000 shares of Merger Sub Common Stock, of which 100 shares are issued and outstanding. All of the outstanding shares of Merger Sub Common Stock are owned by Acquiror and are not subject to any preemptive rights.
     3.03. Authority. Acquiror and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Acquiror and Merger Sub (other than, with respect to the Merger, the filing and recordation of appropriate merger documents as required by Delaware Law). This Agreement has been duly executed and delivered by Acquiror and Merger Sub and constitutes the valid and binding obligations of Acquiror and Merger Sub, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
     3.04. No Conflict; Required Filings and Consents.
          (a) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under (i) any provision of the Certificate of Incorporation or Bylaws or other organizational documents of Acquiror or Merger Sub, as amended, or (ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Acquiror or Merger Sub or their properties or assets, except where such conflicts, violations and defaults would not, individually or in the aggregate, have a Material Adverse Effect on Acquiror or Merger Sub.
          (b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Acquiror or Merger Sub in connection with the execution and delivery of this Agreement by Acquiror or Merger Sub or the consummation by Acquiror and Merger Sub of the transactions contemplated hereby, except for (i) the filing of appropriate merger documents as required by Delaware Law, (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the Exchange Act or the Securities Act, (iii) any filings as may be required under applicable state securities laws and the securities laws of any foreign country, (iv) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not, individually or in the aggregate, have a Material Adverse Effect on Acquiror and would not prevent, materially alter or delay any of the transactions contemplated by this Agreement; and (iv) the filing of a Form 8-K with the SEC within 4 business days after the execution and delivery of this Agreement and within 4 business after the Closing Date.
     3.05. SEC Documents; Financial Statements. Acquiror has timely filed all required reports, statements and documents with the Securities Exchange Commission (the “Commission”), all of which have complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act. Acquiror has made available to Target true and complete copies of all forms, reports, statements and documents filed with the Commission and all reports, statements and other information provided by Acquiror to its stockholders (collectively, the “SEC Reports”). As of their respective dates, the SEC Reports did not contain any untrue statement of any material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

SECTION IV. Conduct Prior to the Effective Time.
     4.01. Conduct of Business of Target. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Target agrees (except to the extent expressly contemplated by this Agreement or as consented to in writing by Acquiror), to carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to pay debts and Taxes when due, subject to Acquiror’s consent to the filing of material Tax Returns, to pay or perform other obligations when due, and to use all reasonable efforts consistent with past practice and policies to preserve intact its present business organization, keep available the services of its present officers and Key Employees and preserve its relationships with suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Effective Time. Target agrees to promptly notify Acquiror of any event or occurrence not in the ordinary course of Target business, and of any event which would be reasonably expected to have a Material Adverse Effect. Without limiting the foregoing, except as expressly contemplated by this Agreement, Target shall not do, cause or permit any of the following, without the prior written consent of Acquiror:
          (a) Material Contracts. Enter into any contract or commitment which would be classified as a “Material Contract” pursuant to Section 2.19 hereof, or violate, amend or otherwise modify or waive any of the terms of any of its Material Contracts, other than in the ordinary course of business consistent with past practice;
          (b) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of its Common Stock pursuant to the exercise of stock options, warrants or other rights therefor outstanding as of the date of this Agreement;
          (c) Intellectual Property. Transfer to any person or entity any rights to its Intellectual Property other than commercial agreements executed in the ordinary course of Target’s business;
          (d) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to its business, taken as a whole, except in the ordinary course of business consistent with past practice;
          (e) Leases. Enter into operating lease in excess of $10,000;
          (f) Payment of Obligations. Pay, discharge or satisfy in an amount in excess of $10,000 in any one case or $100,000 in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Target Financial Statements;
          (g) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements except in the ordinary course of business and consistent with past practice;
          (h) Insurance. Materially reduce the amount of any material insurance coverage provided by existing insurance policies;
          (i) Termination or Waiver. Terminate or waive any right of substantial value, other than in the ordinary course of business;
          (j) Employee Benefit Plans; New Hires; Pay Increases. Except as set forth on Schedule 4.01(i), adopt or amend any employee benefit or stock purchase or option plan, grant part-time status to an employee, extend any employee’s leave of absence, or hire any new director level or officer level employee (except that it may hire a replacement for any current director level or officer level employee if it first provides Acquiror advance notice regarding such hiring decision), pay any special bonus or special remuneration to any employee or director, or increase the salaries or wage rates of its employees;
          (k) Severance Arrangement. Grant any severance or termination pay (i) to any director or officer or (ii) to any other employee except (A) payments made pursuant to standard written agreements outstanding on the date of this Agreement or (B) grants which are made in the ordinary course of business in accordance with its standard past practice;
          (l) Lawsuits. Commence a lawsuit other than (i) for the routine collection of bills, (ii) in such cases where it in good faith determines that failure to commence such suit would result in the material impairment of a valuable aspect of its business, provided that it consults with Acquiror prior to the filing of such a suit, or (iii) for a breach of this Agreement;
          (m) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its business, taken as a whole;
          (n) Taxes. Other than in the ordinary course of business, make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any material Tax Return or any amendment to a material Tax Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

          (o) Revaluation. Revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business;
          (p) Charter Documents. Cause or permit any amendments to its Certificate of Incorporation or Bylaws;
          (q) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it;
          (r) Stock Option Plans, Etc. Except as set forth on Schedule 4.01(t), accelerate, amend or change the period of exercisability or vesting of options or other rights granted under its stock plans or authorize cash payments in exchange for any options or other rights granted under any of such plans; or
          (s) Other. Take or agree in writing or otherwise to take, any of the actions described in any of the subsections of this Section 4.01.
     4.02. No Solicitation. Target and the officers, directors, employees or other agents of Target will not, directly or indirectly, (i) take any action to solicit, initiate or encourage any Takeover Proposal (as defined below) or (ii) engage in negotiations with, or disclose any nonpublic information relating to Target to, or afford access to the properties, books or records of Target to, any person that has advised Target that it may be considering making, or that has made, a Takeover Proposal. For purposes of this Agreement, “Takeover Proposal” means any offer or proposal for, or any indication of interest in, a merger or other business combination involving Target or the acquisition of any significant equity interest in, or a significant portion of the assets of, Target, other than the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing contained in this Section 4.02 shall prevent Target from furnishing information to, affording access to its properties, books and records to or entering into discussions or negotiations with, any person that makes an unsolicited and bona fide proposal with respect to a Takeover Proposal after the date hereof and prior to receipt of approval of the principal terms of the Merger by the holders of Target Capital Stock if, and only to the extent that, Target’s board of directors, after consulting with its financial advisor, if any, and legal counsel, determines in good faith that (i) such proposal constitutes or is reasonably likely to constitute a Superior Proposal (as defined below) and (ii) such action is necessary Target’s board of directors to comply with its fiduciary duties under applicable law; provided that, prior to furnishing information to, affording access to its properties, books and records to, or entering into discussions or negotiations with such person, Target receives from such person an executed confidentiality agreement, on a substantially concurrent basis, with any such information that has not previously been provided to Acquiror. Target shall notify Acquiror within 24 hours after receipt by Target of any inquiry, offer or proposal that constitutes an Alternative Transaction, or any other notice that any Person is considering making a Takeover Proposal, or any request for nonpublic information relating to Target or for access to any of the properties, books or records of Target by any person or persons other than Acquiror (which notice shall identify the person or persons making, or considering making, such inquiry, offer or proposal) in connection with a potential Takeover Proposal and shall keep Acquiror fully informed of the status and details of any such inquiry, offer or proposal and any correspondence or communications related thereto and shall provide to Acquiror a correct and complete copy of such inquiry, offer or proposal and any amendments, correspondence and communications related thereto, if it is in writing, or a written summary of the material terms thereof, if it is not in writing. Target shall provide Acquiror with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Board of Directors of Target) of any meeting of the Board of Directors of Target at which the Board of Directors of Target is reasonably expected to consider any Takeover Proposal. If Target’s Board of Directors shall determine that the proposed terms of a Takeover Proposal constitute a Superior Proposal, Target shall notify Acquiror in writing of such determination prior to any communication of such fact to the person making such proposal. Target shall provide Acquiror with at least three (3) full business days’ prior written notice of a meeting of Target’s Board of Directors at which such board is reasonably expected to determine that a proposal is a Superior Proposal and together with such notice a copy of the documentation relating to such proposal that is to be presented to Target’s Board of Directors at such meeting. Nothing in this Agreement shall prevent Target’s Board of Directors from terminating this Agreement and withdrawing, amending, changing or modifying its recommendation in favor of approval of the principal terms of the Merger (any of the foregoing actions, a “Change of Recommendation”) at any time prior to the of approval of the principal terms of the Merger by the holders of Target Capital Stock if Target’s Board of Directors shall determine in its good faith judgment (after receiving the advice of Target’s financial advisor, if any, and legal counsel, taking into account all the terms and conditions of the proposed Takeover Proposal, including any conditions to consummation) that the Takeover Proposal constitutes a Superior Proposal and that such Change of Recommendation is necessary for Target’s Board of Directors to comply with its fiduciary duties under applicable law. For purposes of this Agreement, “Superior Proposal” means any bona fide proposal regarding an Takeover Proposal on terms that Target’s Board of Directors determines in its good faith judgment (after receiving the advice of Target’s financial advisor, if any, and legal counsel, taking into account all the terms and conditions of the proposed Takeover Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation) are more favorable to the holders of Target Capital Stock than this Agreement and the Merger taken as a whole, and for which financing, to the extent required, is then fully committed.
SECTION V. Additional Agreements.
     5.01. Commercially Reasonable Efforts and Further Assurances. Subject to the terms and conditions of this Agreement and the requirements of applicable law, each of the parties to this Agreement shall use its commercially reasonable efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.
     5.02. Consents; Cooperation.
          (a) Each of Acquiror and Target shall use its reasonable efforts to promptly (i) obtain from any Governmental Entity any material consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Acquiror or Target or any of their subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder and (ii) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under the Securities Act and the Exchange Act and any other applicable federal or state securities laws.
          (b) From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with SECTION VII, each party shall promptly notify the other party in writing of any pending or, to the knowledge of such party, threatened action, proceeding or investigation by any Governmental Entity or any other person (i) challenging or seeking material damages in connection with this Agreement or the transactions contemplated hereunder or (ii) seeking to restrain or prohibit the consummation of the Merger or the transactions contemplated hereunder or otherwise limit the right of Acquiror or its subsidiaries to own or operate all or any portion of the businesses or assets of Target.
          (c) Each of Acquiror and Target shall give or cause to be given any required material notices to third parties identified on Schedule 5.02(c), and use its reasonable efforts to obtain all material consents, waivers and approvals from third parties (i) necessary, proper or advisable to consummate the transactions contemplated hereunder, (ii) disclosed or required to be disclosed in the Disclosure Schedule, or (iii) required to prevent a Material Adverse Effect on Target or Acquiror from occurring prior to or after the Effective Time, each as identified on Schedule 5.02(c). In the event that Acquiror or Target shall fail to obtain any third party consent, waiver or approval described in this Section 5.02(c), it shall use its reasonable efforts, and shall take any such actions reasonably requested by the other party, to minimize any adverse effect upon Acquiror and Target, their respective subsidiaries and their respective businesses resulting (or which could reasonably be expected to result after the Effective Time) from the failure to obtain such consent, waiver or approval, provided that no party hereto or any stockholder of Target shall be required to make payments to any third parties to induce their consent, waiver or approval.
          (d) Each of Acquiror and Target will, and will cause their respective subsidiaries to, take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement and will take all reasonable actions necessary to obtain (and will cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity or other person, required to be obtained or made in connection with the taking of any action and contemplated by this Agreement.
     5.03. Access to Information.
          (a) Target shall afford Acquiror and its accountants, counsel and other representatives, reasonable access during normal business hours upon reasonable notice during the period prior to the earlier of the termination of this Agreement in accordance with SECTION VII or the Effective Time to (i) all of Target’s properties, books, contracts, commitments and records, and (ii) all other information concerning the business, properties and personnel, Taxes and Tax Returns of Target as Acquiror may reasonably request provided that such access shall not unduly disrupt the Target’s normal business activities. Target agrees to provide to Acquiror and its accountants, counsel and other representatives copies of internal financial statements promptly upon request. Acquiror shall afford Target and its accountants, counsel and other representatives, reasonable access during normal business hours upon reasonable notice during the period prior to the earlier of the termination of this Agreement in accordance with SECTION VII or the Effective Time to (i) all of Acquiror’s and its subsidiaries’ properties, books, contracts, commitments and records, and (ii) all other information concerning the business, properties and personnel of Acquiror and its subsidiaries as Target may reasonably request provided that such access shall not unduly disrupt Acquiror’s normal business activities. Acquiror agrees to provide to Target and its accountants, counsel and other representatives copies of internal financial statements promptly upon request.
          (b) Subject to compliance with applicable law, from the date hereof until the earlier of the termination of this Agreement in accordance with SECTION VII or the Effective Time, each of Acquiror and Target shall confer on a regular and frequent basis with one or more representatives of the other party to report operational matters of materiality and the general status of ongoing operations.
          (c) No information or knowledge obtained in any investigation pursuant to this Section 5.03 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.
     5.04. Confidentiality. The parties acknowledge that Acquiror and Target have previously executed a non-disclosure agreement dated February 14, 2007 (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

     5.05. Public Disclosure. Unless otherwise permitted by this Agreement, Acquiror and Target shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld, conditioned or delayed), except as may be required by law or to obtain necessary third party consents or by obligations pursuant to any listing agreement with any national securities exchange or with the NASD.
     5.06. FIRPTA. Target shall, prior to the Closing Date, provide Acquiror with a properly executed Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) Notification Letter, which shall state that shares of capital stock of Target do not constitute “United States real property interests” under Section 897(c) of the Code, for purposes of satisfying Acquiror’s obligations under Treasury Regulation Section 1.1445-2(c)(3). In addition, simultaneously with delivery of such Notification Letter, Target shall have provided to Acquiror, as agent for Target, a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) along with written authorization for Acquiror to deliver such notice form to the Internal Revenue Service on behalf of Target upon the Closing of the Merger.
     5.07. Escrow Agreement. On or before the Effective Time, the Escrow Agent and the Stockholders’ Representative (each as defined below) will execute the Escrow Agreement contemplated by SECTION VIII in the form attached hereto as Exhibit C (the “Escrow Agreement”).
     5.08. Stockholder Approval.
          (a) As soon as practicable after the execution of this Agreement, Target shall prepare, in consultation with Acquiror, the Information Statement. The Information Statement shall constitute a disclosure document for the offer and issuance of the shares of Acquiror Common Stock, assumption of Target Options and payment of the Merger Consideration to be received by the holders of Target Capital Stock in the Merger.
          (b) Acquiror and Target shall each use its best efforts to cause the Information Statement to comply with applicable federal and state securities laws requirements. Each of Acquiror and Target agrees to provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Information Statement, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Information Statement. The information supplied by each of Acquiror and Target for inclusion in the Information Statement shall not, at (i) the time the Information Statement is first mailed or delivered to the holders of capital stock of Target, (ii) the time of the written consent of the Target’s stockholders and (iii) the

Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. Target will promptly advise Acquiror, and Acquiror will promptly advise Target, in writing if at any time prior to the Effective Time either Target or Acquiror shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Information Statement in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable law.
          (c) The Information Statement shall contain the unanimous recommendation of the Board of Directors of Target that the Target stockholders approve the Merger and this Agreement and the conclusion of the Target Board of Directors that the terms and conditions of the Merger are fair and reasonable to the stockholders of Target. Anything to the contrary contained herein notwithstanding, Target shall not include in the Information Statement any information with respect to Acquiror or its affiliates or associates, the form and content of which information shall not have been approved by Acquiror prior to such inclusion.
     5.09. Target Stockholders Consent. Target shall as promptly as practicable take all action necessary in accordance with applicable law and its Certificate of Incorporation and Bylaws to secure the written consent of its stockholders for the adoption of this Agreement, the Certificate of Merger and the transactions contemplated hereby and thereby. Target shall use its commercially reasonable efforts to take all other action necessary or advisable to secure the consent of stockholders required under applicable law and its Certificate of Incorporation and Bylaws to effect the Merger.
     5.10. Maintenance of Target Indemnification Obligations.
          (a) Subject to and following the Effective Time, Acquiror shall and shall cause the Surviving Corporation to, indemnify and hold harmless the Indemnified Target Parties (as defined below) to the extent provided in the Bylaws or Certificate of Incorporation or other agreements of Target, in each case as in effect as of the date of this Agreement (and if the statute is amended to provide for benefits which are more favorable to the Indemnified Target Parties, then each Indemnified Target Party shall be entitled to the benefits of such amendment). The Surviving Corporation shall keep in effect such provisions, which shall not be amended except as required by applicable law or to make changes permitted by Delaware Law that would enlarge the rights to indemnification available to the Indemnified Target Parties and changes to provide for exculpation of director and officer liability to the fullest extent permitted by Delaware Law. For purposes of this Section 5.10, “Indemnified Target Parties” shall mean the individuals who were officers, directors, employees and agents of Target on or prior to the Effective Time.
          (b) Subject to and following the Effective Time, Acquiror and the Surviving Corporation shall be jointly and severally obligated to pay the reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Target Party in enforcing the rights provided in this Section 5.10 and shall make any advances of such expenses to the Indemnified Target Party that would be available under the Bylaws or Certificate of Incorporation or other agreements of Target (in each case as in effect as of the date of this Agreement) with regard to the advancement of indemnifiable expenses, subject to the undertaking of such party to repay such advances in the event that it is ultimately determined that such party is not entitled to indemnification.
          (c) The provisions of this Section 5.10 shall be in addition to any other rights available to the Indemnified Target Parties, shall survive the Effective Time, and are expressly intended for the benefit of the Indemnified Target Parties.
     5.11. Employment Agreements. Prior to the Closing, Acquiror and Target will use their best efforts to cause each of Target’s employees to execute and deliver to Acquiror employment offer letters substantially in the form of Exhibit D attached hereto.
     5.12. Confidential Information and Invention Assignment Agreement. Promptly following the Effective Date, all of Target’s employees who accept employment from Acquiror shall execute and deliver Target’s standard Confidential Information and Invention Assignment Agreement.
     5.13. Notices. Target shall give all notices and other information required to be given to the employees of Target, any collective bargaining unit representing any group of employees of Target, and any applicable government authority under the WARN Act, the National Labor Relations Act, the Internal Revenue Code, COBRA, and other applicable law in connection with the transactions provided for in this Agreement.
     5.14. Registration Statement on Form S-3. The Acquiror will file a registration statement (“Registration Statement”) on Form S-3 (so long as the Acquiror is then eligible to use such form) with respect to the resale of the shares of Initial Stock Consideration within thirty (30) days following the Closing Date and within thirty (30) days of the payment of any Earn-Out Stock Consideration with respect thereto, and will use its best efforts to (i) cause such Registration Statement to be declared effective by the SEC as soon as practicable thereafter and (ii) keep such registration statement effective for a period of up to two (2) years following the effectiveness of such registration statement or, if earlier, until the distribution contemplated in the registration statement has been completed. The Acquiror shall pay the legal fees for its own counsel, and the documented and reasonable fees and expenses of one counsel for the Selling Stockholders not to exceed (i) $35,000 in the aggregate in connection with the initial Registration Statement and (ii) $10,000 in the aggregate in connection with each subsequent Registration Statement, as well as the filing fees associated with such Registration Statement, but the holders of Target Capital Stock (as used in this Section 5.14, each a “Selling Stockholder” and together, the “Selling Stockholders”) shall pay any underwriting discounts or commissions associated with sales of shares pursuant to the registration statement. The Acquiror’s obligations to include any particular Selling Stockholder in such Registration Statement pursuant to this Section 5.14 shall be conditioned upon receipt from such Selling Stockholder of such information concerning such Selling Stockholder as is required to be set forth in the Registration Statement under the Securities Act and applicable rules and regulations thereunder. The Acquiror may by written notice to the Selling Stockholders, require that the Selling Stockholders immediately cease the sale of shares pursuant to such Registration Statement if the Acquiror’s Board of Directors determines in good faith that, due to pending material corporate developments, it is in the best interests of the stockholders of the Acquiror to suspend the use of the Registration Statement. Upon receipt of such notice, the Selling Stockholders shall immediately discontinue any sales under the Registration Statement until advised in writing by the Acquiror that such Registration Statement may again be used. The Selling Stockholders severally, and not jointly, shall indemnify and hold harmless the Acquiror, each of its directors, each of its officers who sign the Registration Statement and each person, if any, who controls the Acquiror within the meaning of the Securities Act, against any Damages (as hereinafter defined) to which such indemnified persons become subject under the Securities Act or the Exchange Act or any other federal or state statutory law or regulation insofar as such Damages arise out of or are based upon any untrue or alleged untrue statement of any material fact contained in the Registration Statement or the prospectus contained therein or any amendment or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with the written information furnished to the Acquiror by or on behalf of such Selling Stockholder for the express purpose of inclusion in such Registration Statement or the prospectus contained therein or any amendment or supplement thereto. In addition to the foregoing, the Acquiror shall, as expeditiously as reasonably possible:
          (a) prepare and file with the SEC such amendments and supplements to such Registration Statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement;
          (b) furnish to the Selling Stockholders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Stock Consideration owned by them;
          (c) use all commercially reasonable efforts to register and qualify the securities covered by such Registration Statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Selling Stockholders, provided that the Acquiror shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;
          (d) notify each Selling Stockholder at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;
          (e) cause all such Stock Consideration registered pursuant to this Section 5.14 to be listed on a national exchange or trading system and on each securities exchange and trading system on which similar securities issued by the Acquiror are then listed; and
          (f) provide a transfer agent and registrar for all Stock Consideration registered pursuant to this Agreement and a CUSIP number for all such Stock Consideration, in each case not later than the effective date of such registration.
     5.15. Affiliate Agreements. Schedule 5.15 sets forth those persons who may be deemed “Affiliates” of Target within the meaning of Rule 145 promulgated under the Securities Act (“Rule 145”). Target shall provide Acquiror such information and documents as Acquiror shall reasonably request for purposes of reviewing such list. Target shall use its best efforts to deliver or cause to be delivered to Acquiror, concurrently with the execution of this Agreement (and in each case prior to the Effective Time) from each of the Affiliates of Target, an executed Affiliate Agreement. Acquiror and Merger Sub shall be entitled to place appropriate legends on the certificates evidencing any Acquiror Common Stock to be received by such Affiliates of Target pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for Acquiror Common Stock, consistent with the terms of such Affiliate Agreement.
     5.16. Stock Option Grants. Within thirty (30) days following the Closing Date, Acquiror shall grant to options to purchase Acquiror’s Common Stock to the persons and in the amounts and on the terms set forth on Schedule 5.16.
     5.17. Benefit Plan Matters. Subject to applicable law, to the extent permitted under Acquiror’s benefit plans and except with respect to Acquiror’s sabbatical policy, Acquiror shall, on and after the Closing, provide each person who is an employee of the Target at the Closing (“Continuing Employee”) credit with respect to each employee benefit plan of Acquiror or its subsidiaries in which such Continuing Employee participates for all of such employee’s years of service as currently recognized by the Target for its own benefit plans, for purposes of determining eligibility, vesting and any other purpose for which such service is either taken into account or recognized under the Acquiror or subsidiary employee benefit plan; provided, however, such service need not be credited to the extent it would result in a duplication of benefits or for purposes of determining benefit accrual under a defined benefit plan.
SECTION VI. Conditions to the Merger.
     6.01. Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction on or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto:
          (a) Stockholder Approval. This Agreement and the Merger shall have been duly approved and adopted by the holders of a majority of the shares of Target Capital Stock outstanding.
          (b) No Injunctions or Restraints on Merger and Conduct of Business; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger or Acquiror’s conduct or operation of the business of Target following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger or Acquiror’s conduct or operation of the business of Target following the Merger, illegal. In the event an injunction or other order shall have been issued, each party agrees to use its reasonable diligent efforts to have such injunction or other order lifted.
          (c) Governmental Approval. Acquiror, Target and Merger Sub and their respective subsidiaries shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of or in connection with the Merger, including, without limitation, such approvals, waivers and consents as may be required under HSR, under the Securities Act and under any state securities laws.
     6.02. Additional Conditions to Obligations of Target. The obligations of Target to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Target:
          (a) Representations, Warranties and Covenants. (i) Each of the representations and warranties of Acquiror and Merger Sub in this Agreement, read without any exception or qualification with respect to materiality or Material Adverse Effect, shall be true in all respects on and as of the Effective Time as though such representation or warranty had been made on and as of such time (except that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date) except where the failure(s) to be true and correct would not have a Material Adverse Effect on Acquiror, and (ii) Acquiror and Merger Sub shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by them as of the Effective Time.

          (b) No Material Adverse Effect. There shall not have occurred any Material Adverse Effect on Acquiror between the date hereof and the Effective Time.
          (c) Certificates of Acquiror.
               (i) Compliance Certificate of Acquiror. Target shall have been provided with a certificate executed on behalf of Acquiror by its President or its Chief Financial Officer to the effect that, as of the Effective Time, each of the conditions set forth in Section 6.02(a) has been satisfied with respect to Acquiror.
               (ii) Certificate of Secretary of Acquiror. Target shall have been provided with a certificate executed by the Secretary or Assistant Secretary of Acquiror certifying:
                    (A) resolutions duly adopted by the Board of Directors of Acquiror authorizing the execution of this Agreement and the execution, performance and delivery of all agreements, documents and transactions contemplated hereby; and
                    (B) the incumbency of the officers of Acquiror executing this Agreement and all agreements and documents contemplated hereby.
          (d) Certificates of Merger Sub.
               (i) Compliance Agreement of Merger Sub. Target shall have been provided with a certificate executed on behalf of Merger Sub by its President or its Chief Financial Officer to the effect that, as of the Effective Time, each of the conditions set forth in Sections 6.02(a) has been satisfied with respect to Merger Sub.
               (ii) Certificate of Secretary of Merger Sub. Target shall have been provided with a certificate executed by the Secretary or Assistant Secretary of Merger Sub certifying:
                    (A) resolutions duly adopted by the Sole Director and the sole stockholder of Merger Sub authorizing the execution of this Agreement and the execution, performance and delivery of all agreements, documents and transactions contemplated hereby; and
                    (B) the incumbency of the officers of Merger Sub executing this Agreement and all agreements and documents contemplated hereby.
          (e) Good Standing. Target shall have received a certificate or certificates of the Secretary of State of the State of Delaware and any applicable franchise tax authority of such state, certifying as of a date no more than three (3) business days prior to the Effective Time that each of Acquiror and Merger Sub has filed all required reports, paid all required fees and taxes and is, as of such date, in good standing and authorized to transact business in such state.

          (f) Employment Agreement. Acquiror shall have executed and delivered to each of Target’s employees a copy of his employment offer letter with Acquiror, substantially in the form attached hereto as Exhibit D.
          (g) Escrow Agreement. Acquiror and Escrow Agent shall have entered into an Escrow Agreement substantially in the form attached hereto as Exhibit C.
     6.03. Additional Conditions to the Obligations of Acquiror and Merger Sub. The obligations of Acquiror and Merger Sub to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Acquiror:
          (a) Representations, Warranties and Covenants. (i) Each of the representations and warranties of Target in this Agreement, read without any exception or qualification with respect to materiality or Material Adverse Effect, shall be true in all respects on and as of the Effective Time (except that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date) except where the failure(s) to be true and correct would not have a Material Adverse Effect on Target, and (ii) Target shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Effective Time.
          (b) No Material Adverse Effect. There shall not have occurred any Material Adverse Effect on Target between the date hereof and the Effective Time.
          (c) Certificates of Target.
               (i) Compliance Certificate of Target. Acquiror and Merger Sub shall have been provided with a certificate executed on behalf of Target by its President or its Chief Financial Officer to the effect that, as of the Effective Time, each of the conditions set forth in Sections 6.03(a) has been satisfied.
               (ii) Certificate of Secretary of Target. Acquiror and Merger Sub shall have been provided with a certificate executed by the Secretary of Target certifying:
                    (A) resolutions duly adopted by the Board of Directors and the stockholders of Target authorizing the execution of this Agreement and the execution, performance and delivery of all agreements, documents and transactions contemplated hereby;
                    (B) the Certificate of Incorporation and Bylaws of Target, as in effect immediately prior to the Effective Time, including all amendments thereto; and
                    (C) the incumbency of the officers of Target executing this Agreement and all agreements and documents contemplated hereby.

               (iii) Certificate of Employees of Target. Acquiror and Merger Sub shall have been provided with a certificate executed by each employee of Target, to the effect that, as of the Effective Time, and to the knowledge of such employee, Target owns, or is licensed or otherwise possesses rights to use the Intellectual Property.
          (d) Third Party Consents. Acquiror shall have been furnished with evidence reasonably satisfactory to it that Target has obtained those consents, waivers, approvals or authorizations of those Governmental Entities and third parties whose consent or approval are required in connection with the Merger as set forth in Section 6.03(d).
          (e) Legal Opinion. Acquiror shall have received a legal opinion from Target’s legal counsel in a form reasonably acceptable to Acquiror and substantially in the form attached hereto as Exhibit E.
          (f) FIRPTA Certificate. Target shall, prior to the Closing Date, provide Acquiror with a properly executed FIRPTA Notification Letter and a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) along with written authorization for Acquiror to deliver such notice form to the Internal Revenue Service on behalf of Target upon the Closing of the Merger, as set forth in Section 5.06 above.
          (g) Resignation of Directors and Officers. Acquiror shall have received letters of resignation from each of the directors and officers of Target in office immediately prior to the Effective Time, which resignations in each case shall be effective as of the Effective Time.
          (h) Termination of Target’s 401(k) Plan. If Target maintains or sponsors a plan subject to Section 401(k) of the Code (the “Target 401(k) Plan”), Target’s Board of Directors shall have adopted a resolution in a form reasonably acceptable to Acquiror terminating such plan contingent on the Closing and effective as of at least one calendar day prior to the Effective Time. Acquiror’s 401(k) Plan shall accept in cash direct rollovers of “eligible rollover distributions” from the Target 401(k) Plan including outstanding participant loans.
          (i) Repayment of Loans. All loans made by Target to any of its holders of Target Capital Stock shall have been repaid to Target in full.
          (j) Employment Agreement. Not less than five (5) of Target’s employees shall have executed and delivered a copy of such employee’s employment offer letter with Acquiror, substantially in the form attached hereto as Exhibit D.
          (k) Escrow Agreement. Escrow Agent and the Stockholders’ Representative (as defined below) shall have entered into an Escrow Agreement substantially in the form attached hereto as Exhibit C.
          (l) Section 280G. If reasonably required by Target’s tax advisors, Target shall have submitted for, and have used commercially reasonable efforts to obtain,

approval by the Target Stockholders of the right of certain persons to receive or retain payments or benefits pursuant to this Agreement, any Target Employee Plan, or any other plan or arrangement in order that no such payment or benefit shall constitute an “excess parachute payment” within the meaning of Section 280G(b)(1).
          (m) Confidential Information and Invention Assignment Agreements. Each of Target’s current and former employees shall have executed Target’s standard form of Confidential Information and Invention Assignment Agreement and Acquiror shall have received copies of each such executed agreement.
SECTION VII. Termination, Amendment and Waiver.
     7.01. Termination.
          (a) Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by the mutual written consent of Acquiror and Target.
          (b) Unilateral Termination.
               (i) Either Acquiror or Target, by giving written notice to the other, may terminate this Agreement if a court of competent jurisdiction or other Governmental Authority shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger.
               (ii) Either Acquiror or Target, by giving written notice to the other, may terminate this Agreement if the Merger shall not have been consummated on or by thirty (30) days following execution of this Agreement, which date may be extended by the mutual written consent of the parties hereto (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall not be available to any party whose failure to perform in any material respect any of its obligations or covenants under this Agreement results in the failure of any condition set forth in Section 6.02 or Section 6.03, as applicable, or if the failure of such condition results from facts or circumstances that constitute a material curable breach of a representation or warranty or covenant made under this Agreement by such party.
          (c) Termination for Breach. Either Acquiror or Target may terminate this Agreement at any time prior to the Effective Time if the other has committed a material breach of (a) any of its material representations and warranties set forth in SECTION II and SECTION III, as applicable, such that the conditions in Section 6.02(a) or Section 6.03(a), as applicable, would not be satisfied or (b) any of its material covenants in this Agreement such that the conditions in Section 6.02(a) or Section 6.03(a), as applicable, would not be satisfied, and has not cured such material breach within ten (10) days after the party seeking to terminate this Agreement has given the other party written notice of the material breach and its intention to terminate this Agreement pursuant to this Section 7.01(c); provided that notwithstanding the foregoing, no cure period shall be required for a breach which by its nature cannot be cured.

          (d) Superior Proposal. Target may terminate this Agreement in accordance with Section 4.02, in the event Target has received a Superior Proposal.
     7.02. Effect of Termination. In the event of termination of this Agreement as provided in Section 7.01, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquiror, Merger Sub or Target or their respective officers, directors, stockholders or affiliates; provided that, the provisions of Section 5.04 (Confidentiality) and this SECTION VII shall remain in full force and effect and survive any termination of this Agreement.
     7.03. Expenses and Termination Fees. Subject to Section 1.06(a)(i), whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated including, without limitation, filing fees and the fees and expenses of advisors, accountants, legal counsel and financial printers, shall be paid by the party incurring such expense.
     7.04. Amendment. The boards of directors of the parties may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the parties; provided that an amendment made subsequent to adoption of the Agreement by the stockholders of Target shall not (i) alter or change the amount or kind of consideration to be received on conversion of the Target Capital Stock, (ii) alter or change any term of the Certificate of Incorporation of the Surviving Corporation to be effected by the Merger, or (iii) alter or change any of the terms and conditions of the Agreement if such alteration or change would adversely affect the stockholders of Target in each case without the consent of holders of the requisite majority of Target Capital Stock necessary to approve the terms of this Agreement.
     7.05. Extension; Waiver. At any time prior to the Effective Time any party may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
SECTION VIII. Escrow and Indemnification.
     8.01. Survival of Representations and Warranties. All covenants and agreements to be performed prior to the Effective Time (except as otherwise contemplated herein), and all representations and warranties in this Agreement shall survive the consummation of the Merger and continue until the eighteen month anniversary of the Closing Date (the “Escrow Termination Date”); provided that if any bona fide claims for indemnification have been timely asserted with respect to any such representations, warranties, covenants and agreements prior to the Escrow Termination Date, the representations, warranties, covenants and agreements on which any such claims are based shall continue in effect until final resolution of such claims, and provided further that representations and warranties set forth in Section 2.15 shall survive until thirty (30) days after expiration of all applicable statutes of limitations relating to such Taxes. All covenants and agreements to be performed after the Effective Time shall continue in accordance with their terms.
     8.02. Escrow Fund. As soon as practicable after the Effective Time, without any act of any stockholder of Target, 15% of the Per Share Initial Cash Consideration that each Target stockholder is entitled to receive in the Merger in exchange for the Target Capital Stock pursuant to Section 1.06 (the “Escrow Cash”) and 15% of the Per Share Initial Stock Consideration that each Target stockholder is entitled to receive in the Merger in exchange for the Target Capital Stock pursuant to Section 1.06 (the “Escrow Shares” and, together with the Escrow Cash, the “Escrow Property”) shall be registered in the name of, and be deposited into the Escrow Fund with Bank of the West N.A. (or such other institution approved by Acquiror and Target) as escrow agent (the “Escrow Agent”), such deposit to constitute the Escrow Fund and to be governed by the terms set forth herein and in the Escrow Agreement attached hereto as Exhibit C (the “Escrow Agreement”). In the event that any Damages (as defined below) arise, the Escrow Fund shall be available as sole and exclusive (except as otherwise provided in Section 8.03(b)) recourse to compensate the Indemnified Persons (defined below) pursuant to the indemnification obligations of the stockholders of the Target pursuant to Section 8.03(b) and in accordance with the Escrow Agreement and the Indemnification Agreement.
     8.03. Indemnification by Target.
          (a) Indemnified Damages. Subject to the limitations set forth in this SECTION VIII, from and after the Effective Time, the former stockholders of Target shall protect, defend, indemnify and hold harmless Acquiror and the Surviving Corporation and their respective affiliates, officers, directors, managers, members, employees, representatives and agents (Acquiror, the Surviving Corporation, and each of the foregoing persons or entities is hereinafter referred to individually as an “Indemnified Person” and collectively as “Indemnified Persons”) from and against any and all actual losses, amounts paid in settlement, costs, damages, liabilities, fees (including without limitation reasonable attorneys’ fees) and expenses (collectively, the “Damages”), that any of the Indemnified Persons incurs by reason of or in connection with any misrepresentation, breach of, or default in connection with, any of the representations, warranties, covenants or agreements of Target contained in this Agreement or any closing certificates furnished by Target pursuant to Section 6.03(b) of this Agreement or the Target Disclosure Schedule attached hereto, and the Certificate of Merger, which becomes known to the Indemnified Person during the Escrow Period (or, in the case of breaches of the representations and warranties set forth in Section 2.15, until the expiration of all applicable statutes of limitations relating to the subject Taxes) and for which the Indemnified Person delivers a timely written notice pursuant to the Escrow Agreement. Damages in each case shall be net of the amount of any insurance proceeds, indemnity and contribution actually recovered by the Indemnified Person and shall also be net of any tax benefits realized by the Indemnified Person with respect to the Damages (reduced by any tax cost to the Indemnified Person as a result of the indemnity payments). Notwithstanding anything in this Agreement to the contrary, the recovery of

Damages by any Indemnified Person shall be subject to the objection of the Stockholders’ Representative (as defined below) and the subsequent arbitration of the claim in the manner provided in the Escrow Agreement, and no recovery or payment of such Damages shall be made other than in accordance therewith.
          (b) Exclusive Remedy and Limitations. Resort to the Escrow Fund shall be the sole and exclusive remedy of the Indemnified Persons for any Damages if the Merger closes; provided, however, that this limitation shall not apply with respect to claims relating to the representations and warranties set forth in Sections 2.03, 2.12, 2.13 and 2.15; provided, that to the extent Damages in connection with the previous clause exceed the amounts held in the Escrow Fund, any such amount of excess shall be offset against any Earn-Out Consideration pursuant to Section 1.12. Liability of the Target shareholders shall be several and the maximum liability of any former holder of the Target Capital Stock for any breach of a representation, warranty, covenant or agreement of the Target shall be limited to the Escrow Property in which such holder has an interest that are held pursuant to the Escrow Agreement and, as applicable, the Earn-Out Consideration the holder would otherwise have been entitled to receive; provided, however, that nothing herein shall limit the liability of any officer, director or stockholder of the Target for such person’s or entity’s fraud committed in connection with the execution of this Agreement and the performance by the parties hereunder.
     8.04. Damages Threshold. Notwithstanding the foregoing, Acquiror may not receive any of the Escrow Property from the Escrow Fund unless and until a certificate signed by an officer of Acquiror (an “Officer’s Certificate”) identifying Damages in the aggregate amount in excess of $100,000 has been delivered to the Escrow Agent and such amount is determined pursuant to this SECTION VIII to be payable, in which case Acquiror shall be entitled to receive Damages in such amount out of the Escrow Fund.
     8.05. Escrow Period. The Escrow Fund shall remain in existence until the Escrow Termination Date. Any indemnification payment relating to bona fide claims asserted by Acquiror prior to the Escrow Termination Date will be deducted from the portion of the Escrow Fund to be released on the Escrow Termination Date, and to the extent that such amount is insufficient to indemnify the Indemnified Parties for such claims, the entire Escrow Fund shall be available to satisfy them. On the Escrow Termination Date, the Escrow Fund shall terminate with respect to all Escrow Property; provided, however, that the amount of Escrow Cash and number of Escrow Shares, which, in the reasonable judgment of Acquiror, subject to the objection of the Stockholders’ Representative and the subsequent arbitration of the claim in the manner provided in the Escrow Agreement, are necessary to satisfy any unsatisfied claims specified in any Officer’s Certificate delivered to the Escrow Agent prior to the Escrow Termination Date with respect to facts and circumstances existing on or prior to the Escrow Termination Date shall remain in the Escrow Fund (and the Escrow Fund shall remain in existence) until such claims have been resolved. As soon as all such claims have been resolved, the Escrow Agent shall deliver to the stockholders of Target all Escrow Property and other property remaining in the Escrow Fund and not required to satisfy such claims. Deliveries of Escrow Property to the former stockholders of Target pursuant to this Section 8.05 and the Escrow Agreement shall be made in proportion to their respective original contributions to the Escrow Fund.
     8.06. Distributions; Voting.
          (a) Any cash or shares of Acquiror Common Stock or other equity securities issued or distributed by Acquiror (including shares issued upon a stock split) (“New Property”) in respect of the Escrow Shares that have not been released from the Escrow Fund shall be added to the Escrow Fund and become a part thereof (other than any cash dividends paid by Acquiror, which shall be distributed to the stockholders of Target).
          (b) Each stockholder of Target shall have voting rights with respect to that number of Escrow Shares contributed to the Escrow Fund on behalf of such stockholder (and on any voting securities added to the Escrow Fund in respect of such Escrow Shares) so long as such Escrow Shares or other voting securities are held in the Escrow Fund. As the record holder of such shares, the Escrow Agent shall vote such shares in accordance with the instructions of the stockholders of Target having the beneficial interest therein and shall promptly deliver copies of all proxy solicitation materials to such stockholders. Acquiror shall show the Acquiror Common Stock contributed to the Escrow Fund as issued and outstanding on its balance sheet.
     8.07. Method of Asserting Claims. All claims for indemnification by Acquiror, the Surviving Corporation or any other Indemnified Person pursuant to this SECTION VIII shall be made in accordance with the provisions of the Escrow Agreement. The Indemnified Persons shall be entitled to receive the amount of any Damages fifty percent (50%) out of the Escrow Cash and fifty percent (50%) out of the Escrow Shares. For purposes of determining the value of the Escrow Shares to be used to reimburse any claim for Damages, the Escrow Shares shall be valued at the Closing Shares Average Price.
     8.08. Representative of the Stockholders; Power of Attorney. In the event that the Merger is approved by the requisite stockholders, effective upon such vote, Guido Lanza shall be appointed as agent and attorney-in-fact (the “Stockholders’ Representative”) for each stockholder of Target (except such stockholders, if any, as shall have perfected their appraisal rights under applicable law), for and on behalf of stockholders of Target, to give and receive notices and communications on behalf of Target stockholders, to enter into and perform the Escrow Agreement, to authorize delivery to Acquiror of Escrow Property or other property from the Escrow Fund in satisfaction of claims by Acquiror or any other Indemnified Person, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of Stockholders’ Representative for the accomplishment of the foregoing. The Stockholders’ Representative shall not be liable or responsible for any act he may do or omit to do hereunder so long as the Stockholders’ Representative shall exercise reasonable care and good faith. Without limiting the generality of the foregoing, the

Stockholders’ Representative shall not incur any liability with respect to any action taken or suffered by him in reliance upon any note, direction, instruction, consent, statement or other document believed by him to be genuinely and duly authorized, nor for any action or inaction in reliance in good faith upon advice of legal counsel. If the Stockholders’ Representative shall die, become disabled or otherwise be unable to fulfill his responsibilities hereunder, former Target stockholders with an interest in the Escrow Fund shall, by consent of former Target stockholders that hold at least a majority of the shares of Acquiror Common Stock held in the Escrow Fund, within ten (10) days after such death or disability, appoint a successor to the Stockholders’ Representative and immediately thereafter notify Acquiror of the identity of such successor. Any such successor shall succeed the Stockholders’ Representative as Stockholders’ Representative hereunder.
     8.09. Adjustment to Escrow. In the event that Acquiror pays out any amounts to holders of Dissenting Shares with respect to such shares, the Acquiror shall be entitled to an immediate release from the Escrow Fund first out of the Escrow Cash and then out of the Escrow Shares in the amount necessary to reimburse Acquiror for such amounts paid with respect to the Dissenting Shares to the extent such amounts exceed what such Dissenting Shares would have otherwise received in Merger Consideration had they not been Dissenting Shares.
     8.10. Indemnification by Acquiror. Subject to the limitations set forth in this Section 8.10, from and after the Effective Time, Acquiror shall protect, defend, indemnify and hold harmless the former stockholders of Target (the “Target Indemnified Persons”) from and against any and all Damages, that any of the Target Indemnified Persons incurs by reason of or in connection with any misrepresentation, breach of, or default in connection with, any of the representations, warranties, covenants or agreements of Acquiror or Merger Sub contained in this Agreement or any closing certificates furnished by Acquiror or Merger Sub pursuant to Section 6.02(b) of this Agreement, and the Certificate of Merger, which becomes known to the Stockholders’ Representative or the Target Indemnified Person during the twelve (12) month period following the Effective Time and for which the Stockholders’ Representative or Target Indemnified Person delivers a timely written notice to Acquiror. Anything to in this Agreement to the contrary notwithstanding, Acquiror shall have no obligations to indemnify any Target Indemnified Person pursuant to this Section 8.10 for any such breach of a representation and warranty of Acquiror or Merger Sub if at the time such representation or warranty was made by Acquiror, Target knew of such breach by Acquiror and failed to disclose such breach in writing to Acquiror. Notwithstanding anything in this Agreement to the contrary, the recovery of Damages by any Target Indemnified Person shall be subject to the objection of the Acquiror and the subsequent arbitration of the claim in the manner provided for in the Escrow Agreement, and no recovery or payment of such Damages shall be made other than in accordance therewith.
SECTION IX. General Provisions.
     9.01. Notices. All notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given (i) five (5) Business

Days following sending by registered or certified mail, postage prepaid, (ii) when sent if sent by facsimile; provided, however, that the facsimile is promptly confirmed by telephone confirmation thereof, (iii) when sent if attached in “portable document format: to an electronic mail address (with evidence of confirmation of receipt), (iv) when delivered, if delivered personally to the intended recipient, and (v) one (1) Business Day following sending by overnight delivery via a national courier service, and in each case, addressed to a party at the following address for such party:
(a)	if to Acquiror, to:

PDF Solutions, Inc. 333 West San Carlos Street, Suite 700 San Jose, CA 95110 Attention: David Joseph Facsimile No: 408-280-7915 Telephone No.: 408-280-7900

with a copy to:

Orrick, Herrington & Sutcliffe LLP 1000 Marsh Road Menlo Park, CA 94025 Attention: Peter Cohn Telephone No.: (650) 614-7400

(b)	if to Company, to:

Fabbrix, Inc. 4410 El Camino Real Los Altos, CA 94022 Attention: Larry Pileggi and Lucio Lanza Tel: (650) 949-1800 Fax: (650) 949-1899

with a copy to:

Pillsbury Winthrop Shaw Pittman LLP 2475 Hanover Street Palo Alto, CA 94304 Attention: Jorge del Calvo Facsimile No: (650) 233-4537 Telephone No. (650) 233-4545
     9.02. Interpretation. When a reference is made in this Agreement to Exhibits or Schedules, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases “the date of this Agreement,” “the date hereof,” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to May 23, 2007 The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
     9.03. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.
     9.04. Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Schedules, including the Target Disclosure Schedule and the Acquiror Disclosure Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, including, without limitation, the letter agreement by and between Target and Acquiror dated as of March 13, 2007, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms, (b) except with respect to Section 5.13 hereof, are not intended to confer upon any other person any rights or remedies hereunder and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.
     9.05. Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith, in order to maintain the economic position enjoyed by each party as close as possible to that under the provision rendered unenforceable. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.
     9.06. Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.
     9.07. Governing Law. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of California, without giving effect to principles of conflicts of law. Each of the parties to this Agreement consents to the exclusive jurisdiction and venue of the courts of the state and federal courts of the City of San Jose and County of Santa Clara, California.

     9.08. Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement.
     9.09. Attorneys’ Fees. If any action or proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, each party shall bear responsibility for its respective attorneys’ fees, costs and disbursements.
[Signature Page Follows]

     IN WITNESS WHEREOF, Target, Acquiror and Merger Sub have executed this Agreement as of the date first written above.

TARGET: FABBRIX, INC.
By:	/s/ Lucio Lanza
Name:	Lucio Lanza
Title:	President & Chief Executive Officer

ACQUIROR: PDF SOLUTIONS, INC.
By:	/s/ John K. Kibarian, Ph.D.
Name:	John K. Kibarian, Ph.D.
Title:	President & Chief Executive Officer

MERGER SUB: PDF ACQUISITION CORP.
By:	/s/ John K. Kibarian, Ph.D.
Name:	John K. Kibarian, Ph.D.
Title:	President & Chief Executive Officer

EXHIBITS
Exhibit A            Certificate of Merger
Exhibit B            Estimated Balance Sheet
Exhibit C            Escrow Agreement
Exhibit D            Employment Agreement
Exhibit E            Legal Opinion from Target’s Counsel